UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

[NOTICE: This Notice of Convocation is a translation of the Japanese original for reference purposes only, and in the event of any discrepancy, the Japanese original shall prevail.]

Securities code: 8306

June 8, 2021

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 16th Annual General Meeting of Shareholders (the “Meeting”) of Mitsubishi UFJ Financial Group, Inc. (the “Company”) will be held as described below.

In order to prevent the spread of the novel coronavirus (COVID-19), we ask that shareholders refrain from attending the General Meeting of Shareholders in person. Instead, shareholders may exercise their voting rights in advance, either electronically (via the Internet) or in writing. Please review the attached “Reference Materials Concerning the General Meeting of Shareholders” and exercise your voting rights by 5:10 p.m. on Monday, June 28, 2021, following the procedure described on page 4 to 8.

Also, because there are a limited number of seats at the venue for the General Meeting, it may not be possible to secure an adequate number of seats for everyone who does attend. Please understand that we may have to refuse admission to the venue, with consideration for the safety of shareholders.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Hironori Kamezawa Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

1. Date and Time of the Meeting:	Tuesday, June 29, 2021, at 10:00 a.m.
(Reception scheduled to open at 9:00 a.m.)

2. Place of the Meeting:	Hiten Main Banquet Hall, Grand Prince Hotel New Takanawa at 3-13-1 Takanawa, Minato-ku, Tokyo

3. Matters to be dealt with at the Meeting:

Matters for Reporting:	The Business Report for the 16th Fiscal Year (from April 1, 2020 to March 31, 2021), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company>

First Item of Business	Appropriation of Surplus

Second Item of Business	Election of 16 (sixteen) Directors

<Proposal by Shareholders>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of a plan outlining the company’s business strategy to align its financing and investments with the goals of the Paris Agreement)

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Early Submission of Securities Reports)

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Parental Child Abduction)

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Financing and Other Inappropriate or Irregular Transactions with Anti-social Forces or the Parties that Provide Benefit Thereto)

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Helpline for Whistle-Blowers)

Eighth Item of Business	Election of a Director

COVID-19 Countermeasures at the Annual General Meeting of Shareholders

In order to prevent the spread of COVID-19, we have made the safety of shareholders our top priority, and will implement the following policies for holding this General Meeting of Shareholders.

•	Regardless of your health status, please refrain from attending the General Meeting of Shareholders in person.

•	We ask that if you do attend the meeting, make certain to wear a mask. We also ask for your cooperation in using alcohol disinfectant upon entering the venue.

•

Attendees must have their body temperature measured before entering the venue. Attendees who have a fever of 37.5 degrees Celsius or higher, or who appear to be in poor physical health, may be refused admission to the venue.

•	Event staff on the day of the event will all wear masks.

•	Detailed information regarding our measures for preventing the spread of COVID-19 and notices of major changes to the operation of the General Meeting of Shareholders will be provided via our website.

The Company website: https://www.mufg.jp/ir/stock/meeting/index.html

Announcements

•

A copy of the Business Report, the Financial Statements, the Consolidated Financial Statements and the Audit Reports by the Independent Auditors and the Audit Committee, which are required to be attached to the Notice of Convocation of the Annual General Meeting of Shareholders, is as attached hereto as the “Business Report for the Sixteenth Fiscal Year.” The following matters, however, are not described in the “Business Report for the Sixteenth Fiscal Year” as they are described on our website pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation.

(1) Consolidated Statement of Changes in Net Assets and Notes to the Consolidated Financial Statements; (2) Non-consolidated Statement of Changes in Net Assets and Notes to the Non-consolidated Financial Statements; (3) Major Borrowings; (4) Matters Concerning Independent Auditor; (5) System to Ensure Appropriate Conduct of Operations; (6) Other (Significant Accounting Estimates and Assumptions Used for Such Estimation); (7) Independent Auditor’s Report

The documents audited by the Audit Committee and Independent Auditors in preparing the Audit Reports and Independent Auditors Reports comprise the documents included in the “Business Report for the Sixteenth Fiscal Year,” and the documents (1) through (7) above, disclosed on our website.

•

If any matter included in the Reference Materials Concerning the General Meeting of Shareholders, the Business Report, the Financial Statements, and the Consolidated Financial Statements is to be modified, we will disclose the details of such modification on our website.

The Company website: https://www.mufg.jp/

Exercise of Voting Rights

Please review the “Reference Materials Concerning the General Meeting of Shareholders” on page 9 onward and exercise your voting rights by either of the following methods:

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail.

Deadline: Monday, June 28, 2021, to reach the Company no later than 5:10 p.m.

Exercise of voting rights via the Internet

Please access the voting right exercise website (https://evote.tr.mufg.jp/) (Japanese only) via the Internet and exercise your voting rights.

Deadline: Monday, June 28, 2021, at 5:10 p.m.

Please scan the “smartphone voting right exercise website login QR code” to exercise voting rights via smartphone

You can access the voting right exercise website without entering a voting rights exercise code and a password.

Please page 7 for details.

Exercise of voting rights by attending the Meeting in person

We strongly recommend that you refrain from attending the Meeting in person.

If attending, please submit the enclosed voting right exercise form at the reception.

You are also kindly requested to bring this Notice of Convocation for your reference at the Meeting.

*

In the case of attendance by proxy, please present, to the receptionist at the Meeting, a document evidencing authority of the proxy to act as such, together with the voting right exercise form. Please note that such proxy must be one shareholder of the Company entitled to exercise its own voting rights at the Meeting.

Date and time of the Meeting: Tuesday, June 29, 2021, at 10:00 a.m.

Handling of the voting rights exercised multiple times

1.	Please be advised that if you exercise the voting rights both in writing and via the Internet, the contents of the voting rights exercised via the Internet shall be deemed valid.

2.

Please be advised that if you exercise the voting rights multiple times via the Internet, the last exercise of the voting rights shall be deemed valid. Similarly, if you exercise the voting rights redundantly via PC, smart phone and mobile phone, the last exercise of the voting rights shall be deemed valid.

Exercise of voting rights in writing (voting right exercise form)

Please indicate your votes for or against the propositions on the enclosed voting right exercise form and send the completed form to the Company by return mail. Please note that if there is no indication of your vote for or against any item of business, we will deem that you have voted for the proposal by the Company and against the proposal by shareholder.

Deadline: Monday, June 28, 2021, to reach the Company no later than 5:10 p.m.

Please indicate “for” or “against” for each proposal here.

-	In case of “for”: please circle the word “For.”

-	In case of “against”: please circle the word “Against.”

If you approve the proposal by the Company and Board of Directors’ opinion

If you do not approve the proposal by the Company and Board of Directors’ opinion

Exercise of voting rights via the Internet

Using QR code

You can access the voting right exercise website without entering a “login ID” and a “password” by scanning the “smartphone voting right exercise website login QR code.”

*Voting rights can be exercised only once using the above method.

1. Scan the QR code

* QR code is a registered trademark of DENSO WAVE INCORPORATED.

Please use your smartphone to scan the “smartphone voting right exercise website login QR code” on the bottom right of the enclosed voting right exercise form.

2.  Select a method of exercising voting rights

Access the URL shown on the screen to display the voting right exercise website screen. There are two methods of exercising voting rights available.
Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Deadline: 5:10 p.m., Monday, June 28, 2021
Using login ID and temporary password Please access the voting right exercise website (https://evote.tr.mufg.jp/) via the Internet and exercise your voting rights.
1. Access the voting right exercise website (screen on PC)
(1) Click “Go to the next page.”
2. Log in
(2) Use your “login ID” and “temporary password” provided on the bottom-right of the voting right exercise form.
(3) Click “Log in.”
Hereafter, please enter your approval or disapproval by following the instructions on the screen.

Please Note:

Should you wish to change the content of your votes after having once exercised your voting rights by scanning the QR code, you will need to scan the QR code again and input the ‘login ID’ and ‘password’ indicated on the voting right exercise form.

Notes:

•  Please note that we request shareholders who exercise their voting rights via the Internet to change their “temporary password” on the voting right exercise website in order to prevent unauthorized access (“spoofing”) by third parties other than shareholders and to prevent tampering with the contents of the voting.

• A new “login ID” and “temporary password” will be provided each time when a General Meeting of Shareholders is convened.

• Internet access fees, communication charges, etc. incurred in accessing the voting right exercise website from your PC, smartphone or mobile phone are to be borne by the shareholders.

For inquiries regarding exercise of voting rights via the Internet (Help desk)

Securities Transfer Agency Division,

Mitsubishi UFJ Trust and Banking Corporation

0120-173-027 (toll-free within Japan)

Business hours: From 9:00 a.m. to 9:00 p.m.

◾ Information for Institutional Investors Institutional investors may use an “electronic voting rights exercise platform” as a method of exercising the voting rights.

[TRANSLATION]

REFERENCE MATERIALS CONCERNING

THE GENERAL MEETING OF SHAREHOLDERS

Items of Business and Reference Matters

<Proposal by the Company (from First Item of Business to Second Item of Business)>

The First Item of Business to the Second Item of Business are proposed by the Company.

First Item of Business                Appropriation of Surplus

MUFG’s basic policies call for continuously seeking to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance with solid equity capital and strategic investment for growth.

MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. MUFG will flexibly repurchase stock as return profits to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration our business performance and capital situation, opportunities for growth investment, and the market conditions, including the stock prices. Also, MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the stocks exceeding such amount in principle.

Based on these policies, MUFG proposes the year-end dividend of ¥12.5 per share. Combined with the interim dividend of ¥12.5 per share, annual dividends will total ¥25 per share.

Matters concerning the year-end dividend:

1. Kind of dividend property
Cash
2. Matters concerning allocation and
the total amount of dividend property
Ordinary Shares ¥12.5 per share ¥160,918,377,475 in total
3. Date on which dividends from surplus
shall be effective
June 30, 2021

Second Item of Business             Election of 16 (sixteen) Directors

The terms of office of all directors will expire at the close of this Meeting. Therefore, based on the decision of the Nominating and Governance Committee (which constitutes a Nominating Committee under the Companies Act), you are hereby requested to elect 16 (sixteen) directors.

The candidates are as follows.

Each of the 9 (nine) candidates for outside directors meets the Company’s “Independence Standards for Outside Directors.” The 16 (sixteen) candidates for directors are composed of 12 (twelve) male candidates and 4 (four) female candidates (accounting for 25% of the candidates).

No.	Candidate’s Name	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies	Expertise
					Corporate management	Finance	Financial accounting	Law
1	(Ms.) Mariko Fujii	2	Member of the Board of Directors Nominating Member Compensation Member Risk Member (Chairperson)	1	—	●	—	—

2	(Ms.) Keiko Honda	1	Member of the Board of Directors	1	—	●	—	—

3	(Mr.) Kaoru Kato	2	Member of the Board of Directors Nominating Member Compensation Member Audit Member	1	●	—	—	—

4	(Ms.) Satoko Kuwabara	—		3	—	—	—	●

5	(Mr.) Toby S. Myerson	4	Member of the Board of Directors Risk Member	0	—	—	—	●

6	(Mr.) Hirofumi Nomoto	2	Member of the Board of Directors Nominating Member (Chairperson) Compensation Member	4	●	—	—	—

7	(Mr.) Yasushi Shingai	3	Member of the Board of Directors Audit Member Risk Member	2	●	—	●	—

8	(Mr.) Koichi Tsuji	—		0	—	—	●	—

9	(Ms.) Tarisa Watanagase	4	Member of the Board of Directors Risk Member	1	—	●	—	—

No.	Candidate’s Name	Number of Years in Office	Current Position and Responsibilities at the Company	Concurrent Posts at Listed Companies
10	(Mr.) Ritsuo Ogura	1	Member of the Board of Directors Audit Member	0
11	(Mr.) Kenichi Miyanaga	—	Managing Executive Officer	0

12	(Mr.) Kanetsugu Mike	4	Member of the Board of Directors Chairman (Corporate Executive)	0

13	(Mr.) Saburo Araki	3	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0

14	(Mr.) Iwao Nagashima	1	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)	0

15	(Mr.) Junichi Hanzawa	—	Deputy Chairman (Representative Corporate Executive)	0
16	(Mr.) Hironori Kamezawa	2	Member of the Board of Directors President & Group CEO (Representative Corporate Executive) Nominating Member Compensation Member	1

Candidate for Outside Director
Candidate, being as a non-executive director, who does not concurrently serve as corporate executive, executive officer, employee or executive directors of the Company or its subsidiaries (excluding outside directors)
Candidate for independent director provided for by Tokyo Stock Exchange, Inc.

Nominating Member:	Member of the Nominating and Governance Committee
Audit Member:	Member of the Audit Committee
Compensation Member:	Member of the Compensation Committee
Risk Member:	Member of the Risk Committee

(Reference) Composition, etc. of the Board of Directors

Composition

The board of directors as a whole shall have an appropriately balanced composition that provides a deep understanding of the Group’s business and a wealth of knowledge and expertise on finance, financial accounting, risk management and compliance and so forth in order to ensure its effectiveness, and shall meet the following requirements in particular.

Appropriate balance	The board of directors shall have a balanced composition consisting of internal directors who are familiar with the business of MUFG and independent outside directors who oversee management and directors from an independent and objective standpoint.
Ensure independence	The percentage of independent outside directors, in principle, shall be more than half.
Oversight of the Group’s management	To ensure the effectiveness of oversight of MUFG Group’s management by the board of directors, the Presidents of MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Holdings Co., Ltd. will, in principle, also serve as directors of the Company.

Policy for Election of Members of Directors

For election of directors, the Nominating and Governance Committee shall set forth director election standards focusing on the following and nominate persons who meet such standards as director candidates.

[Outline of Election Standards for Directors]

Qualities of those entrusted as managers	Directors shall have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value of MUFG over the medium- to long-term.
Qualities of independent outside director	Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of the MUFG.
Ability of executive directors	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG.

Term of Office and Concurrent Posts of Directors

Term of office of directors	The term of office of directors shall be 1 (one) year. In discussions and decisions by the Nominating and Governance Committee on a candidate for reappointment, the number of years since such candidate assumed the office of a director of MUFG shall be considered.
Directors with concurrent posts	A director may concurrently serve as a director, corporate auditor, executive or corporate officer at a company other than MUFG Group company only to the extent such directors is able to have enough time required to appropriately fulfill the duties as a directors of MUFG, such as understanding the business and other aspects of the MUFG Group, and the directors shall report periodically to the board of directors on such concurrent posts.

MUFG Independence Standards for Outside Directors

1. (1)

The person does not serve as an executive director, Corporate executive, executive officer, manager or other employee (hereinafter “Executive”) of the Company or its subsidiaries, and has not served as an Executive of the Company or its subsidiaries in the 10 years prior to his or her appointment.

(2)

If the person at some time during the 10 years prior to his or her appointment had served as a Director, accounting advisor or corporate auditor (excluding a person who served as an Executive) of the Company or its subsidiaries, he or she had not served as an Executive in the 10 years prior to his or her appointment as such Director, accounting advisor or corporate auditor.

2. (1)	The person is not a person or an Executive thereof who deals with the Company or its major subsidiaries*1 as a major business partner*2 and has not been an Executive thereof in the last 3 years.

(2)	The person is not a major business partner or an Executive thereof of the Company or its major subsidiaries, and has not been an Executive thereof in the last 3 years.

3.

If the person is a consultant, accounting expert or legal expert, he or she has not received more than an average of 10 million yen per year in monetary or other assets from the Company excluding executive compensation, in the last 3 years, and is not an employee or other member of an accounting and law firms which deals with the Company as a major business partner*3.

4.

The person is not a spouse or a relative within the second degree of kinship of a Director, corporate executive, executive officer of the Company or its subsidiaries or a person whose independence from the Company has not been deemed to be assured by reason of Requirements 2 and 3 above.

5.	The person is not a current major shareholder*4 of the Company or an Executive thereof.

6.

The person is not an audit corporation or an employee or other member of such audit corporation of the Company or its subsidiaries, and has not engaged in the audit operations of the Company or its subsidiaries as such employee in the last 3 years.

*1 Major subsidiaries:	MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holding Co., Ltd.
*2 Major business partner:	Based on the criterion of 2% or more of annual consolidated net sales (annual consolidated gross profits in the case of the Company).
*3 Major business partner:	Based on the criterion of 2% or more of annual net sales.
*4 Major shareholder:	Shareholder holding 10% or more of total voting rights

Roles Expected of Outside Directors

The following six roles are expected of independent outside directors.

1)	Oversee the execution of duties by executives from an independent and objective standpoint	2)	Oversee conflicts of interest between the Company and management or controlling shareholders
3)	Advise and provide support to management based on individual experience and professional knowledge	4)	Contribute to the Company’s sustainable growth and increase of corporate value over the medium- to long-term
5)	Make timely and appropriate decisions on investment and other management matters based on the reasonable collection of information	6)	Thoroughly review reports and proposals from management and request explanations or express opinions as necessary for discussion

Number of Years in Office as Outside Director 2 years	Number 1 Mariko Fujii
Date of Birth: March 9, 1955 (Age: 66) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	12/12 (100%)
	Member of the Compensation Committee	Compensation Committee	6/6 (100%)
Member of the Risk Committee (Chairperson)

Career summary
	April 1977	Joined the Ministry of Finance
	July 1997	Director of International Affairs and Research Division, Customs and Tariff Bureau of the Ministry of Finance
	April 1999	Associate Professor of Research Center for Advanced Science and Technology of the University of Tokyo
	March 2001	Professor of Research Center for Advanced Economic Engineering of the University of Tokyo
	April 2004	Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)
	June 2014	Outside Director of Electric Power Development Co., Ltd.
October 2015

Resigned from Professor of Research Center for Advanced Science and Technology of the University of Tokyo (National University Corporation)

Resigned from Outside Director of Electric Power Development Co., Ltd.

	October 2015	Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
	June 2016	Professor Emerita of the University of Tokyo (incumbent)
	January 2019	Retired from Ambassador Extraordinary and Plenipotentiary of Japan to the Republic of Latvia
	June 2019	Outside Director of NTT DATA CORPORATION (incumbent) Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of NTT DATA CORPORATION

Reason for proposing as candidate for Outside Director and expected roles

After serving at the Ministry of Finance, Ms. Fujii has served in various important positions, including Professor of Research Center for Advanced Science and Technology of the University of Tokyo and Ambassador Extraordinary and Plenipotentiary of Japan and has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term. Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Fujii meets the Company’s “Independence Standards for Outside Directors.”

Number of Years in Office as Outside Director 1 year	Number 2 Keiko Honda
Date of Birth: September 27, 1961 (Age: 59) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Career summary
April 1984	Joined Bain & Company Japan, Inc.
May 1986	Joined Shearson Lehman Brothers Securities Co., Ltd.
July 1989	Joined McKinsey & Company Inc. Japan
July 1999	Partner of McKinsey & Company Inc. Japan
July 2007	Director (Senior Partner) of McKinsey & Company Inc. Japan
July 2013	Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group
October 2019	Retired from Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group
January 2020	Adjunct Professor and Adjunct Senior Research Scholar of School of International and Public Affairs, Columbia University (incumbent)
March 2020	Outside Director of AGC Inc. (incumbent)
June 2020	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Adjunct Professor and Adjunct Senior Research Scholar of School of International and Public Affairs, Columbia University
Outside Director of AGC Inc.

Reason for proposing as candidate for Outside Director and expected roles

After working at McKinsey & Company Inc. Japan, Ms. Honda served as Chief Executive Officer of Multilateral Investment Guarantee Agency of World Bank Group. She has built expertise and abundant experience in the areas of finance and economy through her career. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Honda meets the Company’s “Independence Standards for Outside Directors.”

Number of Years in Office as Outside Director 2 years	Number 3 Kaoru Kato
Date of Birth: May 20, 1951 (Age: 70) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	9/9 (100%)
	Member of the Compensation Committee	Compensation Committee	5/5 (100%)
	Member of the Audit Committee	Audit Committee	16/16 (100%)
Career summary
	April 1977	Joined Nippon Telegraph and Telephone Public Corporation (NTT)
	July 1999	General Manager of Plant Department of NTT Kansai Mobile Communications Network, Inc.
	April 2000	General Manager of Plant Department of NTT DoCoMo Kansai Inc.
	June 2002	General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
	July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd
	July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai Inc.
	June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DOCOMO, INC.
	June 2012	President and Chief Executive Officer, Member of the Board of Directors of NTT DOCOMO, INC.
	June 2016	Corporate Advisor, Member of the Board of Directors of NTT DOCOMO, INC.
	June 2018	Corporate Advisor of NTT DOCOMO, INC. (incumbent)
	June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)
	March 2021	Non-executive Director of Kirin Holdings Company, Limited (incumbent)

Important status in other companies
Corporate Advisor of NTT DOCOMO, INC.
Non-executive Director of Kirin Holdings Company, Limited

Reason for proposing as candidate for Outside Director and expected roles

Having served in various important positions, including President and Chief Executive Officer, Member of the Board of Directors, and Corporate Advisor of NTT DOCOMO, INC., Mr. Kato has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Kato meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Corporate Advisor of NTT DOCOMO, INC., with which the Company had business accounting for less than 1% of NTT DOCOMO, INC.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2020. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 4 Satoko Kuwabara
Date of Birth: November 1, 1964 (Age: 56) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
To our shareholders
As an attorney, I have worked on a wide range of projects both in Japan and across borders in the field of corporate legal affairs, including M&As, finance, governance, and dispute resolution between companies. I intend to use my experiences and endeavor to contribute to further strengthening governance and enhancing our corporate value, as we experience drastic changes in the economy and society.
Career summary
April 1990	Registered as an attorney at law, Member of the Daini Tokyo Bar Association Joined Mori Sogo (current Mori Hamada & Matsumoto)
January 1998	Partner of Mori Hamada & Matsumoto
June 2016	Outside Director of BANDAI NAMCO Holdings Inc. (incumbent)
March 2020	Outside Auditor of Unicafe Inc. (incumbent)
April 2020	Partner of Gaien Partners (incumbent)
June 2020	Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha (incumbent)

Important status in other companies
Partner of Gaien Partners
Outside Director of BANDAI NAMCO Holdings Inc.
Outside Auditor of Unicafe Inc.
Outside Audit and Supervisory Board Member of Nippon Yusen Kabushiki Kaisha

Reason for proposing as candidate for Outside Director and expected roles

Ms. Kuwabara has extensive experience as an attorney and professional insight on general legal affairs. The Company proposes her election as outside director since she is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term. Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence

Ms. Kuwabara meets the Company’s “Independence Standards for Outside Directors.”

She currently serves as Partner of Gaien Partners, with which the Company has no transaction. In addition, although she had been Partner of Mori Hamada & Matsumoto in the past, she resigned from the firm in April 2020, and has not been involved in its management. Also, the business between Mori Hamada & Matsumoto and the Company accounts for less than 1% of the Mori Hamada & Matsumoto’s net sales in fiscal year 2020. In light of this, among other reasons, such relationship would not affect her independence from the Company.

Number of Years in Office as Outside Director 4 years	Number 5 Toby S. Myerson
Date of Birth: July 20, 1949 (Age: 71) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares *0
* Mr. Toby S. Myerson substantively owns 368 shares of the Company by way of American Depository Receipts (ADR).
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee
Career summary
September 1977	Registered as an attorney at law, admitted in States of New York and California in the United States
October 1981	Joined Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 1983	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
April 1989	Managing Director of Wasserstein Perella & Co. Inc.
November 1990	Partner of Paul, Weiss, Rifkind, Wharton & Garrison LLP
June 2014	Outside Director of MUFG Union Bank, N.A. (incumbent)
December 2016	Resigned from Paul, Weiss, Rifkind, Wharton & Garrison LLP
January 2017	Chairman & CEO of Longsight Strategic Advisors LLC (incumbent)
February 2017	Outside Director of MUFG Americas Holdings Corporation (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Chairman & CEO of Longsight Strategic Advisors LLC
Outside Director of MUFG Americas Holdings Corporation
Outside Director of MUFG Union Bank, N.A.

Reason for proposing as candidate for Outside Director and expected roles

Mr. Myerson has extensive experience as an attorney and professional insight on the fields of corporate legal affairs and successful mergers, acquisitions, divestiture and takeover transactions. The Company proposes his election as outside director since he is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Myerson meets the Company’s “Independence Standards for Outside Directors.”

Although he served as a Partner and Co-Head of the Global Mergers and Acquisitions Group of Paul, Weiss, Rifkind, Wharton & Garrison LLP, he left the Firm in December 2016, and has not been involved in its management after resignation. In addition, although he currently serves as Chairman & CEO of Longsight Strategic Advisors LLC, a strategic advisory firm he established in January 2017, there is no relation between this company and the Company. In light of this and other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 2 years	Number 6 Hirofumi Nomoto
Date of Birth: September 27, 1947 (Age: 73) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 25,000
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors (Lead Independent Outside Director)	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee (Chairperson)	Nominating and Governance Committee	12/12 (100%)
	Member of the Compensation Committee	Compensation Committee	6/6 (100%)

Career summary
	April 1971	Joined TOKYU CORPORATION
	April 2003	Executive General Manager of Media Business Headquarters of TOKYU CORPORATION
	April 2004	President & Representative Director of its communications Inc.
	June 2007	Director of TOKYU CORPORATION Executive Officer of Real Estate Development Business Unit of TOKYU CORPORATION
	January 2008	Managing Director of TOKYU CORPORATION
	June 2008	Senior Managing Director of TOKYU CORPORATION
	April 2010	Executive Officer & Senior Executive General Manager of Urban Life Produce Business Unit of TOKYU CORPORATION
	June 2010	Senior Managing Director & Representative Director of TOKYU CORPORATION
	April 2011	President & Representative Director of TOKYU CORPORATION
	April 2018	Chairman & Representative Director of TOKYU CORPORATION (incumbent)
	June 2019	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Chairman & Representative Director of TOKYU CORPORATION
Director of Tokyu Fudosan Holdings Corporation
Director of TOKYU RECREATION CO., LTD.
President and CEO of Three Hundred Club Co., Ltd.
Outside Director of TOEI COMPANY, LTD.

Reason for proposing as candidate for Outside Director and expected roles
Having served in various important positions, including President & Representative Director of TOKYU CORPORATION, Mr. Nomoto has affluent experience, knowledge and wisdom as a corporate manager. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Supplementary information on independence

Mr. Nomoto meets the Company’s “Independence Standards for Outside Directors.”

He currently serves as Chairman & Representative Director of TOKYU CORPORATION, with which the Company had business accounting for less than 1% of the TOKYU CORPORATION’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2020. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number of Years in Office as Outside Director 3 years	Number 7 Yasushi Shingai
Date of Birth: January 11, 1956 (Age: 65) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Audit Committee	Audit Committee	16/16 (100%)
Member of the Risk Committee
Career summary
April 1980	Joined Japan Tobacco and Salt Public Corporation
July 2001	Vice President, Financial Planning Division of Japan Tobacco Inc. (JT)
June 2004	Senior Vice President, Head of Finance Group of JT
July 2004	Senior Vice President, Chief Finance Officer of JT
June 2005	Member of the Board, Senior Vice President, and Chief Finance Officer of JT
June 2006	Member of the Board of JT Executive Vice President and Deputy CEO of JT International S.A.
June 2011	Representative Director and Executive Vice President of JT
June 2014	External Board Director of Recruit Holdings Co., Ltd.
January 2018	Member of the Board of JT
March 2018	Outside Director of Asahi Group Holdings, Ltd. (incumbent)
June 2018	Member of the Board of Directors (Outside Director) of the Company (incumbent)
June 2019	Outside Director of Dai-ichi Life Holdings, Inc. (incumbent)

Important status in other companies
Outside Director of Asahi Group Holdings, Ltd. Outside Director of Dai-ichi Life Holdings, Inc.

Reason for proposing as candidate for Outside Director and expected roles
Having served in various important positions, including Member of the Board, Senior Vice President and Chief Finance Officer (CFO) of Japan Tobacco Inc. (JT), Executive Vice President and Deputy CEO and CFO of JT International S.A., and Representative Director and Executive Vice President and Deputy CEO of JT, Mr. Shingai has affluent experience as a global corporate manager and professional insight not only in corporate finance, but also M&A and corporate management after M&A. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium-to long-term.

Supplementary information on independence

Mr. Shingai meets the Company’s “Independence Standards for Outside Directors.”

He resigned as Member of the Board of JT in March 2018 and has not been involved in its management or business execution since his resignation. In addition, the Company had business accounting for less than 1% of the Japan Tobacco Inc.’s consolidated net sales and the Company’s consolidated gross profit in fiscal year 2020. In light of this, among other reasons, such relationship would not affect his independence from the Company.

Number 8 Koichi Tsuji
Date of Birth: April 10, 1957 (Age: 64) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
To our shareholders
Mitsubishi UFJ Financial Group is currently implementing a new medium-term business plan as we work through “Three Years of New Challenges and Transformation.” Our challenge is to drive forward the transformation and growth of the Company as we face unforeseeable business risks arising from geopolitical tensions and the COVID-19 pandemic. I intend to use my long years of experience and expertise as a certified public accountant, and endeavor as an Outside Director to focus on the activities of Mitsubishi UFJ Financial Group under such circumstances as well as contribute to improved governance.
Career summary
October 1984	Joined Peat, Marwick, Mitchell & Co.
September 1988	Registered as Certified Public Accountant in Japan
February 1989	Resident Representative, Zurich, Switzerland
July 2004	Senior Partner of Shin Nihon & Co.
February 2016	Chairman & CEO of Ernst & Young ShinNihon LLC
July 2019	Chairman & CEO of EY Japan Godo Kaisha (incumbent)
Member of the Board of Directors of EY Japan Co., Ltd. (incumbent)

Important status in other companies
Chairman & CEO of EY Japan Godo Kaisha*
Member of the Board of Directors of EY Japan Co., Ltd.*

Reason for proposing as candidate for Outside Director and expected roles
Mr. Tsuji has affluent experience as a Certified Public Accountant and professional insight in accounting and auditing. The Company proposes his election as outside director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium-to long-term.

Supplementary information on independence

Mr. Tsuji meets the Company’s “Independence Standards for Outside Directors.”

Although he had been Chairman & CEO of Ernst & Young ShinNihon LLC in the past, he resigned from the post in June 2019. Following his resignation from Ernst & Young ShinNihon LLC, he currently serves as Chairman & CEO of EY Japan Godo Kaisha, but is scheduled to resign from the post in June 2021 and will no longer be involved in its management. In light of this, among other reasons, such relationship would not affect his independence from the Company.

*	He is scheduled to resign on June 28, 2021.

Number of Years in Office as Outside Director 4 years	Number 9 Tarisa Watanagase
Date of Birth: November 30, 1949 (Age: 71) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 0
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Member of the Risk Committee
Career summary
June 1975	Joined the Bank of Thailand
January 1988	Economist, International Monetary Fund (IMF) (On the Secondment)
October 2002	Deputy Governor of the Bank of Thailand
November 2006	Governor of the Bank of Thailand
September 2010	Retired from the Bank of Thailand
March 2013	Outside Director of The Siam Cement Public Company Limited (incumbent)
June 2017	Member of the Board of Directors (Outside Director) of the Company (incumbent)

Important status in other companies
Outside Director of The Siam Cement Public Company Limited
Reason for proposing as candidate for Outside Director and expected roles

Ms. Watanagase has extensive experience as the former Governor of the Bank of Thailand, the central bank of the country, and professional insight on finance and economics. The Company proposes her election as outside director since she is expected to contribute extensive global outlook to the effective enhancement of the board of directors’ decision-making function and oversight function, with the aim of facilitating sustainable growth of the Company and increasing its corporate value over the medium- to long-term.

Although she has not been directly involved in the management of a corporation, except as outside director or outside corporate auditor, the Company believes that she is well qualified to act as an outside director because of the reason stated above.

Supplementary information on independence
Ms. Watanagase meets the Company’s “Independence Standards for Outside Directors.”

Number of Years in Office as Director 1 year	Number 10 Ritsuo Ogura
Date of Birth: January 21, 1964 (Age: 57) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 88,534 Dilutive Shares* 52,436
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
	Member of the Audit Committee	Audit Committee	10/10 (100%)
Career summary The Company
	June 2012	Executive Officer
	May 2017	Managing Executive Officer
	April 2019	Managing Corporate Executive
	April 2020	Managing Executive Officer
	June 2020	Member of the Board of Directors (incumbent)
Subsidiaries, etc.
	April 1986	Joined the Sanwa Bank, Limited
	June 2012	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	May 2016	Managing Executive Officer of the Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2012, Mr. Ogura has served as General Manager of the Operation Service Planning Division, General Manager of the Retail Banking Business Planning Division, Deputy Chief Executive of the Retail Banking Business Unit, Deputy Chief Executive of Corporate Services and CDO, as well as Officer in charge of Retail Banking Business and Assistant Group Head of the Global Business Group of the Company, Group CDO and Deputy Chief Officer of the Operations & Systems Planning Division, Managing Corporate Executive & Group CAO and Head of Internal Audit Division. At present, he is Member of the Board of Directors, Member of the Audit Committee (Full-Time) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium-to long-term.

Number 11	Kenichi Miyanaga
Date of Birth: February 25, 1960 (Age: 61) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 37,578
Dilutive Shares* 285,068
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Managing Executive Officer
Career summary
The Company
June 2017	Managing Executive Officer (incumbent)

Subsidiaries, etc.
April 1982	Joined The Toyo Trust and Banking Company, Limited
June 2009	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2013	Director and Managing Executive Officer of the Trust Bank
June 2016	Senior Managing Executive Officer of the Trust Bank
June 2017	Director, Deputy President, and Executive Officer of the Trust Bank

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2009, Mr. Miyanaga has served as General Manager, Assistant to officer of Investment Planning Division, General Manager of Overseas Asset Management Division, Deputy Department Manager of Institutional Business Department, General Manager of Securities Transfer Agency Business and CAO at the Trust Bank, and Group Deputy CAO of the Company. At present, he is Managing Executive Officer of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium-to long-term.

Number of Years in Office as Director 4 years	Number 12	Kanetsugu Mike
Date of Birth: November 4, 1956 (Age: 64) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 49,362
Dilutive Shares* 403,288
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Chairman (Corporate Executive)
Career summary
The Company
June 2005	Executive Officer
May 2011	Managing Executive Officer
May 2016	Senior Managing Corporate Executive
June 2017	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2019	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive)
April 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive)
April 2021	Member of the Board of Directors, Chairman (Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1979	Joined The Mitsubishi Bank, Limited
June 2005	Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd.
May 2009	Managing Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
June 2011	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2013	Senior Managing Executive Officer of the Bank
October 2015	Executive Chairman of MUFG Americas Holdings Corporation Executive Chairman of MUFG Union Bank, N.A.
May 2016	Deputy President of the Bank
June 2016	Member of the Board of Director, Deputy President of the Bank
June 2017	President & CEO of the Bank

Important status in other companies
Chairman of Japanese Bankers Association*

Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (current the Bank) in 2005, Mr. Mike has served as General Manager of the Business & Systems Integration Division, Chief Executive of Corporate Services, Co-Chief Executive of the Global Business Unit and President & CEO. He also served as Director of Bank of Ayudhya Public Company Limited, Executive Chairman of MUFG Americas Holdings Corporation, Executive Chairman of MUFG Union Bank, N.A., Group Head of the Global Business Group, and President & Group CEO (Representative Corporate Executive) of the Company. At present, he is Member of the Board of Directors, Chairman (Corporate Executive) of the Company.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

*	He is scheduled to resign on June 30, 2021.

Number of Years in Office as Director 3 years	Number 13 Saburo Araki
Date of Birth: August 6, 1957 (Age: 63) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 210,980 Dilutive Shares* 81,008
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position and Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	10/10 (100%)
Deputy Chairman (Representative Corporate Executive)
Career summary
The Company
May 2009	Executive Officer
May 2011	Managing Executive Officer
June 2012	Member of the Board of Directors
June 2014	Managing Executive Officer
June 2015	Senior Managing Corporate Executive
April 2018	Deputy Chairman (Representative Corporate Executive)
June 2018	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1981	Joined The Mitsubishi Bank, Limited
June 2007	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2011	Managing Executive Officer of the Bank
June 2012	Member of the Board of Directors, Managing Executive Officer of the Bank
May 2015	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
May 2016	Member of the Board of Directors, Deputy President of the Bank
April 2018	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (incumbent) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (incumbent)

Important status in other companies
President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2007, Mr. Araki has served as General Manager of the Human Resources Division, General Manager of the Corporate Planning Division, General Manager of Corporate Banking Group No. 1, Officer in charge of the Corporate Administration Division and Corporate Planning Division, and Deputy President and Chief Executive of the Corporate Banking Business Unit at the Bank. He also served as Group Head of the Integrated Corporate Banking Business Group of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. and President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 1 year	Number 14 Iwao Nagashima
Date of Birth: March 15, 1963 (Age: 58) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 90,581 Dilutive Shares* 276,423
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position and Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
Member of the Board of Directors	Meeting of the Board of Directors	8/8 (100%)
Deputy Chairman
(Representative Corporate Executive)
Career summary
The Company
June 2013	Executive Officer
June 2015	Managing Executive Officer
April 2019	Senior Managing Corporate Executive
April 2020	Deputy Chairman (Representative Corporate Executive)
June 2020	Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1985	Joined the Mitsubishi Trust and Banking Corporation
June 2011	Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (hereafter “the Trust Bank”)
June 2013	Managing Executive Officer of the Trust Bank
June 2015	Director and Managing Executive Officer of the Trust Bank
June 2016	Director and Senior Managing Executive Officer of the Trust Bank
April 2019	Director, Deputy President, and Executive Officer of the Trust Bank President and CEO of MU Trust Apple Planning Company, Ltd.
April 2020	President and CEO of the Trust Bank (incumbent)

Important status in other companies
President and CEO of Mitsubishi UFJ Trust and Banking Corporation
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of the Trust Bank in 2011, Mr. Nagashima has served as General Manager of the Securities Investment Division, General Manager of the Corporate Planning Division, Chief Executive of the Market and Global Business Unit, Deputy President and Executive Officer, CHRO and CDTO of the Trust Bank. He also served as Deputy Group Head of the Global Markets Business Group and Group CHRO and Group Deputy CDTO of the Company. At present, he is Member of the Board of Directors, Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President and CEO of the Trust Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number 15 Junichi Hanzawa
Date of Birth: January 19, 1965 (Age: 56) *As of the date of assumption of office.
Type and Number of Company’s Shares Owned	Ordinary Shares 39,900 Dilutive Shares* 79,352
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position, Responsibilities at the Company
Deputy Chairman (Representative Corporate Executive)
Career summary The Company
June 2014	Executive Officer
April 2019	Managing Corporate Executive
April 2021	Deputy Chairman (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
April 1988	Joined The Mitsubishi Bank, Limited
June 2014	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
May 2018	Managing Executive Officer of the Bank
June 2019	Member of the Board of Directors, Managing Executive Officer of the Bank
April 2021	President & CEO of the Bank (incumbent)

Important status in other companies
President & CEO of MUFG Bank, Ltd.
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently the Bank) in 2014, Mr. Hanzawa has served as General Manager of Corporate Planning Division, Group Head of Nagoya Corporate Banking Group, and CCO. He also served as Managing Director, Deputy Head of Financial Planning Division, and Group CCO of the Company. At present, he is Deputy Chairman (Representative Corporate Executive) of the Company, concurrently serving as President & CEO of the Bank.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

Number of Years in Office as Director 2 years	Number 16 Hironori Kamezawa
Date of Birth: November 18, 1961 (Age: 59) *As of the date of assumption of office.
	Type and Number of Company’s Shares Owned		Ordinary Shares 25,539 Dilutive Shares* 329,783
*The number of corresponding vested points in the stock compensation system using a trust structure
Current Position and Responsibilities at the Company and Attendance at Meeting of the Board of Directors, etc.
	Member of the Board of Directors President & Group CEO (Representative Corporate Executive)	Meeting of the Board of Directors	10/10 (100%)
	Member of the Nominating and Governance Committee	Nominating and Governance Committee	12/12 (100%)
	Member of the Compensation Committee	Compensation Committee	6/6 (100%)
Career summary
The Company
	June 2010	Executive Officer
	May 2014	Managing Executive Officer
	May 2017	Managing Corporate Executive
	May 2018	Senior Managing Corporate Executive
	April 2019	Deputy President (Representative Corporate Executive)
	June 2019	Member of the Board of Directors, Deputy President (Representative Corporate Executive)
	April 2020	Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) (incumbent)
Subsidiaries, etc.
	April 1986	Joined The Mitsubishi Bank, Limited
	June 2010	Executive Officer of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (current MUFG Bank, hereafter “the Bank”)
	May 2014	Managing Executive Officer of the Bank
	June 2017	Member of the Board of Directors, Managing Executive Officer of the Bank
	May 2018	Member of the Board of Directors, Senior Managing Executive Officer of the Bank
	December 2018	Representative of the Board of Directors & CEO of Global Open Network, Inc.
	April 2019	Member of the Board of Directors, Deputy President of the Bank Representative of the Board of Directors & CEO of Global Open Network Japan, Inc.
	April 2020	Member of the Board of Directors of the Bank (incumbent)

Important status in other companies
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley
Reason for proposing as candidate for Director

Since assuming the post of Executive Officer of The Bank of Tokyo-Mitsubishi, Ltd. (currently the Bank) in 2010, Mr. Kamezawa has served as General Manager of Credit Policy & Planning Division, General Manager of Global Markets Planning Division, and Deputy Chief Executive of Regional Headquarters for the Americas, General Manager of New York Branch (concurrently seconded to MUFG Union Bank, N.A.), and Deputy President and CDTO. He also served as Managing Director, Head of Investment and Credit Policy & Planning Division, Deputy Managing Director for the Americas, and Deputy Chairman (Representative Corporate Executive), Group COO & Group CDTO of the Company. At present, he is Member of the Board of Directors, President & Group CEO (Representative Corporate Executive) of the Company, concurrently serving as Member of the Board of Directors of MUFG Bank, Ltd.

He is thoroughly familiar with the Group’s businesses and possesses affluent business experience and extensive knowledge necessary to manage the Group in an appropriate manner. The Company proposes his election as director since he is expected to contribute to the effective enhancement of the board of directors’ decision-making function and supervisory function, with the aim of achieving sustainable growth of the Company and its increased corporate value over the medium- to long-term.

(Notes)

1.

The Company has entered into limited liability agreements with directors who are non-executive directors. Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Ritsuo Ogura in accordance with the provision set forth in Article 427, Paragraph 1 of the Companies Act. The content of limited liability agreement is as follows. In addition, the Company plans to enter into the same limited liability agreement with Ms. Satoko Kuwabara, Mr. Koichi Tsuji and Mr. Kenichi Miyanaga.

(Summary of the content of the Limited Liability Agreement)

With respect to the liability set forth in Articles 423, Paragraph 1 of the Companies Act, when an outside director acts in good faith and is not grossly negligent in conducting an outside director’s duties, the outside director shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

2.

The Company has signed a directors’ and officers’ liability insurance policy with the directors and officers of the Company and MUFG Bank, Ltd. as insured parties, as stipulated in Article 430-3, Paragraph 1 of the Companies Act. This insurance policy covers legal damages and dispute costs borne by the insured parties, and the two aforementioned companies shall bear the cost of all insurance premiums. If each candidate becomes a director, they shall be insured under this insurance policy, which is scheduled for renewal with the same content in July 2021.

3.

The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai and Ms. Tarisa Watanagase as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange, Inc. to that effect. Likewise, the Company intends to designate Ms. Satoko Kuwabara and Mr. Koichi Tsuji as independent directors and notify the Tokyo Stock Exchange to that effect.

4.	Mr. Saburo Araki, Mr. Iwao Nagashima, Mr. Junichi Hanzawa and Mr. Hironori Kamezawa are the Representative Corporate Executives of the Company.

5.

Mr. Saburo Araki serves concurrently as President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. There is a business relationship, etc. with respect to financial instruments such as shares and bonds between the Company and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

6.	There are no special interests between each of the other candidates and the Company.

7.

Attendance at meeting of the board of directors, etc. for Ms. Keiko Honda, Mr. Ritsuo Ogura and Mr. Iwao Nagashima refers to the meetings held after they assumed the post of Member of the Board of Directors in June 2020.

8.	The members of the committees will be as follows upon approval of this Item of Business. The chairperson of each committee is scheduled to be selected from among independent outside directors.

Name	Nominating and Governance Committee (Nominating Committee under the Companies Act)	Compensation Committee	Audit Committee
Mariko Fujii	●	●
Keiko Honda			●
Kaoru Kato	●	●	●
Satoko Kuwabara	●	●
Hirofumi Nomoto	●	●
Yasushi Shingai			●
Koichi Tsuji			●
Ritsuo Ogura			●
Kenichi Miyanaga			●
Hironori Kamezawa	●	●

<Proposal by Shareholder (from Third Item of Business to Eighth Item of Business)>

The Third Item of Business is proposed jointly by four shareholders.

<Proposal by Shareholder>

Third Item of Business	Partial Amendment to the Articles of Incorporation (Disclosure of a plan outlining the company’s business strategy to align its financing and investments with the goals of the Paris Agreement)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation: “The company shall adopt and disclose in its annual reporting a plan outlining its business strategy, including metrics and short-, medium- and long-term targets, to align its financing and investments with the goals of the Paris Agreement.”

2.	Reasons for proposal

The aim of the proposal is to manage the company’s exposure to climate change risks, and maintain and increase its corporate value.

The Paris Agreement aims to strengthen the global response to the threat of climate change by limiting global temperature rise to well below 2 degrees Celsius above pre-industrial levels and preferably to 1.5 degrees Celsius, and making finance flows consistent with a pathway towards that goal.

Although the company has enacted environmental, social and governance policies, it continues to provide significant finance to fossil fuel expansion and deforestation, which has fallen far short of aligning with the Paris Agreement goals. Under the Japanese government’s carbon neutrality goal by 2050, this presents a significant financial and reputational risk to the company. Therefore, it is proposed to add the clause to the Articles of Incorporation.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The MUFG Environmental Policy Statement explicitly stipulates proactive disclosure of information by our Group. Also, in line with the Policy Statement, we have been working to support our customers’ decarbonization transition and enhance our Group’s risk management (Table 1) while positioning the climate change response as one of the most important management issues.

Also, in accordance with the MUFG Carbon Neutrality Declaration, which we approved and announced this time, we will from now on give shape to and implement the metrics, targets, and the management strategy for investments and loans in line with the Paris Agreement.

Moreover, the Article of Incorporation is the general policy to manage the company and therefore we believe it is not appropriate to add specific items related to business operations in this document. Hence we believe that it is not necessary to stipulate such provision as proposed in the Article of Incorporation.

(1)	MUFG Environmental Policy Statement

MUFG Environmental Policy Statement, which is approved by the Board of Directors, describes the environmental recognition that forms the foundation of our activities and provides guidelines for specific actions to implement the “Commitment to the Environment” as MUFG. The MUFG Environmental Policy Statement explicitly stipulates proactive disclosure of information on the environment, including climate change. We will continue to disclose such information in a highly transparent manner through our Annual Report and Sustainability Report.

(2)	The MUFG Carbon Neutrality Declaration

MUFG announced the MUFG Carbon Neutrality Declaration in order to achieve net zero emissions in our financed portfolio by 2050 and in our own operations by 2030. Based on this, we will strive to enhance our management strategy, expand and improve transparency of information disclosure with scientific approach.

(Table 1. Major climate change solutions implemented between FY2020 and early FY2021)

Quantitative	• Increasing the target of Sustainable Finance Goals
target setting	- Total of ¥35 trillion from FY 2019 to FY2030 (of this, ¥18 trillion for the environmental sector)
• Announced the reduction targets for project finance loans outstanding for coal-fired power generation projects - Reduce to 50% by FY 2030 compared to FY 2019, and to zero by FY 2040
• 100% renewable energy for in-house electricity needs
- To be achieved by domestic offices and branches of the Bank, Trust Bank, and Securities during FY2021
Enhancing risk	• the risks attributable to climate change are positioned as top risks in the integrated risk management.
management	• Revision of MUFG Environmental and Social Policy Framework
- Tightening of policies on the coal-fired power generation sector, enhancing control on forestry and palm oil sectors, etc.
• Implementation of scenario analysis based on TCFD recommendation
- Transition risk: c.¥1 to ¥9 billion on a single-year basis, physical risk: c.¥38 billion in total until 2050
Disclosure	• Publication of MUFG Sustainability Report 2020 (in line with TCFD recommendations)
enhancement	• Reporting on the implementation of the Principles for Responsible Banking
• Promote responsible investment through MUFG asset management company and engage with investee to solve climate change issues.
- Prized with Minister of Environment Award.

MUFG carbon neutrality declaration

MUFG is committed to tackling climate change which is one of the most serious issues faced by the world, and will therefore develop specific action plans based on its Purpose, “Committed to empowering a brighter future.” In order to align with the goals of the Paris Agreement, MUFG will support smooth transition to a decarbonized society through its financial services and proactively contribute to create a sustainable society by fostering a virtuous cycle between the environment and economy.

MUFG commits to achieve net zero emissions in its financed portfolio by 2050 and its own operations by 2030. The following is our approach to achieve this goal; we will accelerate the implementation and promotion of specific measures, and progress will be duly disclosed throughout.

Aim to achieve net zero greenhouse gas emissions in our portfolio by 2050 and net zero greenhouse gas emissions by 2030

1. Commit to achieve decarbonization through financial services

①

MUFG aims to achieve net zero greenhouse gas (GHG/Greenhouse Gas) emissions across its financed portfolio*1 by 2050 and will work to set and disclose an interim milestone for 2030 in FY 2022, which progress will be reported on an annual basis. As part of this commitment, following our participation in the Principles for Responsible Banking (PRB) in 2019, we will become the first Japanese bank to participate in the Net-Zero Banking Alliance (NZBA)*2.

*1	Categorized as Scope 3 under the GHG Protocol which is the standard to measure and report GHG emissions, developed by an international organization of the same name.
*2	An initiative undertaken by banks that are committed to achieve net zero GHG emissions in their lending and investment portfolio at latest by 2050. 43 banks in 23 countries participated at launch.

②

MUFG integrates solutions for climate change issues with its management strategies and will demonstrate appropriate engagement functions via initiatives such as setting ambitious targets for sustainable finance*3, enhancing financing policies*4, disclosing future credit portfolio reduction targets related to coal-fired power generation*5*6, and incorporating climate change risks into the credit process.

*3	April 2021: Increased target from ¥20 trillion to ¥35 trillion <cumulative total from FY 2019 to FY 2030>
*4	April 2021: Revised policies on the coal-fired power generation, forestry, and palm oil sectors
*5	Progressing toward the Project Finance (PF) portfolio reduction target for coal-fired power generation (to halve the FY 2019 balance by FY 2030, and reduce to zero by FY 2040)
*6	We aim to disclose the portfolio reduction target for our corporate customers whose business largely involves coal-fired power generation.

③

In order to create a sustainable energy mix in a decarbonized society, MUFG will provide strong support not only for renewable energy but also for the implementation of innovative technologies such as hydrogen/next-generation energy and carbon recycling. In addition, MUFG will share issues related to decarbonization with customers while maximizing its expertise in sustainable business, and will actively support customers’ efforts to shift to decarbonization.

2. Promote decarbonization via MUFG’s own efforts

①

MUFG aims to achieve net-zero GHG emissions in its own operations*7 by 2030. By end of FY 2021, domestic offices and branches of MUFG Bank, Mitsubishi UFJ Trust and Banking, and Mitsubishi UFJ Securities Holdings will shift to 100% renewable energy for procured electricity. MUFG will also establish a fund to stimulate the renewable energy market (¥100 billion as phase one) and develop the first scheme in Japan to deal with the “end to end solution from generation to purchase” for green power, thereby leading way for the society to decarbonize.

*7	Categorized as Scope 1 and Scope 2 in the GHG Protocol

②

In order to support innovative technologies related to climate change and carbon offsetting efforts such as afforestation, MUFG will positively leverage on its donation program framework which contributes 1% equivalent of the group operating profit to CSR activities *8.

*8

Since January 2021, we have been implementing a program to plant about 100,000 trees and donate a total of 500 million yen for 10 years’ training according to the number of applications for new and replacement Eco Passbooks. Since January 2021, MUFG has been running a program to plant up to c.100 thousand trees in accordance with the number of new or replacement application for Eco Passbook and donate a total of ¥500 million over 10 years to raise these trees.

3. Set targets to align with the goals of Paris Agreement, and expand and improve transparency of information disclosure

①

MUFG will set targets to align with the goals of Paris Agreement based on scientific approaches such as SBT (Science Based Targets), participate in global initiatives to enhance climate change solutions, and make every effort to ensure highly transparent disclosure that will benefit our stakeholders to improve their understanding and thereby make appropriate risk assessment*9.

*9	MUFG will set and disclose the reduction target (previously results only) for CO2 emissions through the renewable energy PF portfolio.

②

MUFG supports the TCFD Recommendations and will conduct scenario analyses and disclose the results on transition risks (energy and utility sectors) and physical risks (flood). Going forward, we will further work to expand the scope of sectors subject to TCFD scenario analysis and improve the method to reflect the risk impacts in our financials.

4. Enhance our organization to achieve carbon neutrality

①

Previously the “MUFG Environmental Policy Statement” was approved and governed by the Executive Committee, but now we have enhanced the governance to be approved by the Board of Directors. Following the “MUFG Environmental Policy Statement,” we will proactively disclose information related to climate change and other environmental issues.

②

MUFG will reflect ESG elements in its executive compensation from FY 2021 and enhance its strategic business management and promotion functions*[10] *[11], thereby accelerating its commitment to achieve carbon neutrality at management level. Furthermore, we will establish a group-global project team including our overseas partner banks in order to support our group entities and offices to lead way for decarbonization in respective regions under their unique situations and circumstances.

*10

Measures and initiatives to solve environmental and social issues are discussed regularly in the Sustainability Committee, and further deliberated/reported to the Executive Committee and the Board of Directors.

*11	Chief Sustainability Officer (CSuO) was newly appointed in FY 2020 to clarify the responsibility to promote sustainability.

③	MUFG will further utilize the knowledge of advisors*12 and other experts, collaborate with research institutions, and strengthen and train professional talent.

*12	Joined by a permanent external advisor in FY 2019, whose expert advice and recommendations are used for our sustainability management

<Proposal by Shareholder (from Third Item of Business to Eighth Item of Business)>

Items from the Fourth Item of Business to the Eighth Item of Business are proposed jointly by four shareholders.

<Proposal by Shareholder>

Fourth Item of Business	Partial Amendment to the Articles of Incorporation (Early Submission of Securities Reports)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“The Company shall strive to submit securities report by the day immediately prior to the day of the Annual General Meeting of Shareholders.”

2.	Reasons for proposal

The Company submitted its securities report at 3:53 p.m. on June 29, 2020, after the close of the Annual General Meeting of Shareholders for 2020. However, this means that shareholders can only ask questions about the contents of the securities report almost a year later.

In the past, securities reports were submitted after the close of shareholder meetings due to legal restrictions; however, rules changed for fiscal years ended on or after January 1, 2010, and submission of securities reports prior to shareholder meetings is now permitted. In addition, since many of the items included in the securities report overlap with the matters for reporting in the Notice of Convocation of the General Meeting of Shareholders, it is expected that the contents of the securities report to be largely finalized after the Notice of Convocation of the General Meeting of Shareholders is dispatched.

If this is the case, unless there are special circumstances, efforts should be made to submit the securities report prior to the General Meeting of Shareholders.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

We have established a philosophy, procedures, and systems for the disclosure of information to all stakeholders, including our depositors, business partners and other customers, shareholders, investors, and society, and by disclosing information in accordance with these, we aim to achieve fair, equitable, and appropriate disclosure of information concerning the MUFG Group. In addition, the MUFG Group aims to achieve sustainable growth and enhance its corporate value by appropriately leveraging the knowledge gained through constructive dialogue with stakeholders in our management process. As an effort based on the above, we have included “Significant Accounting Estimates and Assumptions Used in Such Estimates” in the Business Report, which is an attachment to the Notice of Convocation of the 16th Annual General Meeting of Shareholders, and voluntarily applied “The description of the key audit matter and why the matter was determined to be a key audit matter” in the Independent Auditor’s Report. In addition, we are striving to expand information disclosure and enhance constructive dialogue with our shareholders and other stakeholders by proactively working to reflect elements included in the Annual Securities Report in the Business Report, such as integrated disclosure of the Business Report and Annual Securities Report.

In addition, the recently released “Guidelines for Investor and Company Engagement (Revised Draft)” mentions the submission of the Annual Securities Report prior to the date of the General Meeting of Shareholders, and we have started to consider and work on realizing the submission of the Annual Securities Report prior to the date of the Annual General Meeting of Shareholders.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Fifth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Parental Child Abduction)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“Officers and employees of the Company must not commit parental child abduction for gaining advantage in custody disputes.”

2.	Reasons for proposal

Since joint custody after divorce is not permitted in Japan, incidents of parental child abduction are not uncommon as part of custody dispute. For example, former professional Shogi player Takanori Hashimoto eight-dan suffered from parental abduction of his child, and was forced to retire at an early age of 38.

For another example, “B” Corporation was exposed to severe criticism, when parental child abduction committed by one of its employees was accused at its general meeting of shareholders.

While this issue should ultimately be resolved legislatively by admitting joint custody, for now, the Company may receive criticism from the society if its employee commits parental child abduction, just like “B” Corporation. The Company must avoid reputation risk of such nature.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

We have established the MUFG Way as a guideline for the execution of our management activities. In order to realize the MUFG Way, the Code of Conduct has been established as a set of standards for the specific judgments and actions of the executives and employees of each Group company in their day-to-day activities, and requires them not only to comply with all laws, regulations, and rules in Japan and overseas, but also to take correct actions based on high ethical standards.

We also conduct internal training for executives and employees in order to instill the MUFG Way. In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Sixth Item of Business	Partial Amendment to the Articles of Incorporation (Prohibition of Financing and Other Inappropriate or Irregular Transactions with Anti-social Forces or the Parties that Provide Benefit Thereto)

1.	Proposal details

The following clause shall be added to the Articles of Incorporation:

“Pursuant to the ‘Guidelines for How Companies Prevent Damage from Anti-social Forces’ established in June 2007 by the Ministerial Commission on Crime Control, the Group shall not have any relationship with anti-social forces including financing and other inappropriate or irregular transactions, and in the event of unknowingly having formed certain relationship with anti-social forces including financing and other inappropriate or irregular transactions, the Bank, as well as the entire Group shall work to dissolve such relationship including financing and other inappropriate or irregular transactions as soon as possible, thereby eliminating influence of anti-social forces.”

2.	Reasons for proposal

Today, society as a whole needs to be careful not to provide benefits to anti-social forces, and it is important to have a system to prevent financing and other inappropriate or irregular transactions for any reason. For example, if the fact of a transaction such as an inappropriate and irregular financing is reported on a weekly magazine, as in the case of the Mizuho Bank anti-social forces financing incident in 2013, it would not only damage the credibility of the Group, but also cause anxiety and suspicion among many business partners as it would be a violation of the guidelines.

Therefore, the entire Group should work together to eliminate inappropriate relationships as soon as possible after conducting investigation and gaining a grasp of such relationships.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The Group’s basic stance on anti-social forces is to resolutely confront anti-social forces that would threaten the order and safety of citizens and society, and to thoroughly cut off all relations with such influences.

Based on this recognition, we have established a basic policy in response to anti-social forces and have announced that we will not have any relationship, including business relationships, with antisocial forces. All officers and employees strictly follows this policy, thereby ensuring the appropriateness and safety of our operations.

In addition, we have established a Code of Conduct, which serves a standard for day-to-day decisions and actions, for the Group’s officers and employees, and have confirmed that we will not have any relationship with antisocial forces.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Seventh Item of Business	Partial Amendment to the Articles of Incorporation (Establishment of a Helpline for Whistle-Blowers)

1.	Proposal details

The following clause shall be stated in the Articles of Incorporation:

“The following helpline for whistle-blowers shall be established within the Company.

Address: 21-21, 2-Chome, Sonobe-cho, Tochigi-shi, Tochigi

Contact person: Masaya Usui”

2.	Reasons for proposal

Under the current law, there are no penalties for unfairly treating whistle-blowers for whistle-blowing, and there is a risk that whistle-blowers will be discouraged. Therefore, the Company shall designate Masaya Usui as a contact point for whistle-blowers, as he has an experience in filing a self-represented shareholder class action against a bank holding company to pursue the bank’s supervisory responsibility in the massive fraud incident involving employees of Mizuho Bank that came to light in 2012, as well as experience in pursuing misconduct against numerous banks at shareholder meetings.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

The Group positions the whistle-blowing system as an important tool for governance, and established whistle-blowing systems at each Group company in order to identify compliance issues at early stage and correct them through our self-cleansing capabilities. In addition, we have established “MUFG Group Compliance Helpline” (includes law firms as reporting points) available for officers and employees of each Group company, as a complement to whistle-blowing system established by each Group company.

Furthermore, in addition to these whistle-blowing systems, we have established the “Accounting Audit Hotline” to receive reports from inside and outside the Company on improper accounting treatments and suspicious treatments at each Group company including the Company, with legal office as the reporting point.

In each system, the information of whistle-blowers is strictly handled, and we handle each case appropriately by establishing provisions in the Code of Conduct and internal rules to prevent whistle-blowers from suffering disadvantages.

In addition, the purpose of the Articles of Incorporation is to stipulate the basic policies for operating a company and we believe that it is not appropriate to stipulate matters concerning the execution of individual specific operations.

Therefore, we believe that there is no need to set forth the proposed clause in the Articles of Incorporation.

<Proposal by Shareholder>

Eighth Item of Business	Election of a Director

1.	Proposal details

The following person shall be elected as a director:

Tatsuki Ino (Date of birth: June 30, 1969)

2.	Reasons for proposal

(1) As a director of TAC Co., Ltd., Mr. Ino is so broad-minded as to accept all sorts of things, both good and evil, such as effectively dismissing a lecturer who made an accusation of illegal payoff for the benefit of a corporate racketeer. While he has a questionable track record at the company, he is expected to demonstrate his capabilities at the Company, which has a well-established compliance system.

[(The Company’s note) Cited above is an English translation of the original text of the proposal details and reasons for proposal described in a form submitted by the shareholders.]

○	Board of Directors’ opinion

The Board of Directors objects to this proposal.

In order to ensure the effectiveness of the board of directors, the board of directors is composed of members who have in-depth knowledge of the Group’s business as well as diverse knowledge and expertise in finance, financial accounting, risk management, and legal compliance, among others, thereby maintaining appropriate balance as a whole.

In addition, the Nominating and Governance Committee has established certain standards for the selection of directors, including the standard that directors, as fiduciaries of management elected by shareholders, must properly fulfill their fiduciary duty and due diligence in the execution of their duties, and have the quality to contribute to the sustainable growth and medium- to long-term enhancement of the corporate value of the Company, as well as the quality to properly supervise the execution of duties by the management team. The committee nominates persons who meet these requirements as candidates for directors.

In accordance with the above policy, the Company believes that the candidates for directors proposed in the Second Item of Business for this General Meeting of Shareholders are the most appropriate and well-balanced composition.

Therefore, we believe that the election of one director as under this proposal is not necessary.

The Company is not aware of any of the individual specific cases mentioned in the reasons for the proposal.

Evaluation of the board of directors

Since 2013, the Company has retained external consultants to evaluate the board of directors. These consultants conduct questionnaire surveys of and interviews with all of the directors regarding the composition of committees, advance preparations, the content of discussions, the status of operations and contributions, as well as assessments of the execution system. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the board of directors.

In fiscal year 2019, based on evaluation results for fiscal year 2018, the Company increased the total number of outside directors by one in order to strengthen its supervisory functions, and also introduced a task roadmap of priority issues. As a result, the fiscal year 2019 evaluation results assessed that there has been improvements in the effectiveness of the board of directors, mainly in its proposal and operation. Amid drastic changes in the business environment, such as prolonged long-term ultra-low interest rates, slower growth rates, and progress towards digitalization, as well as the social and economic changes triggered by the COVID-19 pandemic, we reaffirmed the need for further development of our corporate governance in order to maintain and strengthen resilience and realize sustainable growth.

Initiatives taken during fiscal year 2020 in response to results of the evaluation of the board of directors for fiscal year 2019

Below are some initiatives taken by the Company during fiscal year 2020 based on the results of the evaluation of the board of directors shown above.

-

Having made a roadmap of tasks to be addressed and an annual schedule for the board of directors of the holding company, we selected priority themes that need deliberation such as sustainability management, and also changed the schedule from a one-and-a-half-day meeting each time to two half-day meetings each time, with the aim of making board meetings more effective and efficient.

-

In addition to our CxO report, we introduced group head reports. We also made initiatives that contribute to deeper discussions on strategy in the board of directors. In particular, as this is the year in which the medium-term business plan was formulated, in addition to prior explanations, efforts were made to incorporate the opinions of Outside Directors by setting up individual topics at sessions and other events held for the purpose of providing information to Outside Directors.

The results of the evaluation of the board of directors for fiscal year 2020 are scheduled to be disclosed in the “Corporate Governance Report” to be submitted after this Annual General Meeting of Shareholders.

Information on Livestreaming and Preliminary Questions Using the Internet

How to watch the livestream

Date and time of the streaming: Tuesday, June 29, 2021, from 10:00 a.m. to the close of the meeting

*  The streaming page will be available from 9:30 a.m., 30 minutes before the meeting.

*  You can test your viewing environment in advance from Thursday, June 24, 2021 until 30 minutes before the scheduled start time of the General Meeting of Shareholders.

(1) Please access the dedicated website or the QR code. URL: https://www.virtual-sr.jp/users/mufg2021/login.aspx

(2) After accessing the dedicated website, please enter the following ID and password.

1. Shareholder ID:	“Shareholder Number” indicated on the voting right exercise form, dividend-related documents, etc. (8-digit, half-width numbers)
* Please make sure to copy down your shareholder number before submitting the voting right exercise form

2. Password:	“Postal code” for the address registered in the shareholder registry (7-digit, half-width numbers, without hyphen) (As of the end of March)

Reception of preliminary questions

Submission period: From Monday, May 31, 2021 to Wednesday, June 23, 2021.

Please enter questions on the reception form of the dedicated website listed above.

Precautions:

•

Watching a livestream is not recognized as attendance to the General Meeting of Shareholders, according to the Companies Act. Therefore, it is not possible to ask questions, exercise voting rights, or make motions that are permitted to shareholders at the General Meeting of Shareholders by participating online. Please exercise your voting rights in advance either online or by mailing in the enclosed voting rights exercise form.

•	Livestreaming may not be possible due to unavoidable circumstances. In that case, an announcement will be made on our website.

•	Access to the livestream and the preliminary questions will be limited to shareholders.

•	It may not be possible to watch the livestream, depending on the devices and communication environments being used.

•	Please refrain from taking photos, recording video or audio, saving the livestream, or publishing the livestream on social media.

•	Shareholders shall bear communication charges incurred in viewing the livestream.

•	Questions must be related to the matters to be dealt with at the General Meeting of Shareholders, and are limited to one question per person.

Among questions submitted in advance of the meeting, we will answer those that are of significant interest to shareholders on the day of the meeting. For all other questions, answers will be posted on our website after the General Meeting of Shareholders. Please understand that we will not be able to answer all questions. Furthermore, please note that we cannot provide answers individually.

[Inquiries on ID and password]

Mitsubishi UFJ Trust and Banking Corporation TEL: 0120-191-060

Available:	From Monday, May 31, 2021 to Wednesday, June 23, 2021 *Excluding weekends and holidays.
From Saturday, June 26, 2021 to Tuesday, June 29, 2021
9:00 a.m. to 5:00 p.m. (On June 29, until the close of the Meeting)

Business Report for the Sixteenth Fiscal Year (April 1, 2020 to March 31, 2021)

1.	Matters Concerning the Current State of the Company

(1)	Business Operations and Results of the Group

a.	Major Business Matters

The group/MUFG (the “Group”) is a corporate group that is comprised of the Company, 168 subsidiaries, 91 subsidiary entities, etc., and 53 affiliated corporate entities, etc. The Group conducts business in areas that include mainly commercial banking, trust banking and securities, and also credit cards and consumer finance, leasing, and asset management, and other areas, with the aim of becoming the world’s most trusted financial group.

b.	Financial and Economic Environment

Over the course of fiscal year 2020, restrictions placed on economic activities in order to suppress the spread of infection put downward pressure on the global economy amid an unprecedented crisis caused by COVID-19. Due to the economic restrictions that were introduced in response to the first wave of infections, many countries experienced a severe and large economic decline during the first quarter, especially developed countries like Japan, the US and those in Europe. These economic restrictions were then eased as the first wave subsided and many central banks and governments embarked upon large-scale monetary easing and fiscal spending at this time. These factors, along with a reaction to the previous quarter’s slump, resulted in a large rebound globally in quarter two. From the third quarter, there was another rise in cases across several regions and many countries, including Japan, tightened restrictions on movement, which acted as a continuous weight on economic recovery. On the other hand, it appears there were some positive trends, such as vaccine rollouts in some countries. In addition, some uncertainty related to politics and policymaking subsided as a trade agreement was reached between the EU and UK and the Democratic Biden administration passed an additional large-scale economic stimulus package after achieving victory at the US presidential election.

Turning to the financial situation, US and Japanese stock prices plummeted at the end of fiscal year 2019 due to the COVID-19 pandemic. Since then, they have continued to recover on the back of expectations that the economy will sooner rather than later return to normal due to the impact of policies and the distribution of vaccines. As of the end of fiscal year 2020, they had recovered to a point which was higher than the level before the COVID-19 pandemic; US stock prices reached a record high and the Japanese stock market was at its highest point since the bubble period. Meanwhile, the JPY had been on a trend of appreciation against the USD up to and including the third quarter, hitting USD/JPY102 for a short while at the start of January 2021. Risk appetite then increased in financial markets owing to expectations of an early recovery of the US economy following the passage of an additional economic stimulus package, resulting in dollar buying. Interest rates generally remained at low levels in Japan and other countries up to and including quarter three as countries adopted monetary easing policies. Nevertheless, there appears to have been a rise in long-term interest rates in quarter four owing to expectations of economic recovery in the US.

c.	Business Operations and Results of the Group (Results of Fiscal Year 2020)

Under such environments, with respect to the consolidated results of the Group in fiscal year 2020, ordinary profits were ¥1,053.6 billion and profits attributable to owners of parent were ¥777.0 billion.

Consolidated gross profits were ¥3,997.9 billion, marking an increase of ¥11.6 billion from the previous fiscal year. Net interest income was ¥1,905.1 billion, an increase of ¥12.1 billion from the previous fiscal year, reflecting a decline in U.S. short-term interest rates. Net fees and commissions income was ¥1,334.7 billion, a decrease of ¥6.5 billion from the previous fiscal year, mainly due to the impact of a decrease in transaction volume caused by the COVID-19 pandemic, despite an increase due to the consolidation of First Sentier Investors*1. Net trading profits and net other operating profits were ¥617.5 billion, a decrease of ¥3.6 billion from the previous fiscal year. General and administrative (G&A) expenses were ¥2,749.4 billion, a decrease of ¥52.3 billion from the previous fiscal year, due to the cost reduction of both domestic and overseas expenses, partially offset by the consolidation of overseas subsidiaries. As a result of the above, net operating profits totaled ¥1,248.4 billion, marking an increase of ¥63.9 billion from the previous fiscal year. Total credit costs were ¥515.5 billion, marking an increase of ¥292.5 billion from the previous fiscal year. The main reason for the increase was the recording of credit costs associated with the increase in global credit risk due to the COVID-19 pandemic, as well as the recording of allowance for credit losses based on new accounting methodology introduced in our major overseas subsidiaries. The new accounting methodology records allowance for credit losses based on the concept of expected credit loss which include certain forecast information such as macroeconomic indicators. Net gains (losses) on equity securities resulted in gains of ¥130.2 billion, marking an increase of ¥98.9 billion due to a rise in stock market. Equity in earnings of the equity method investees amounted to ¥321.7 billion. As for net extraordinary gains (losses), losses of ¥11.5 billion were recorded, an improvement of ¥394.7 billion from the previous fiscal year. This was mainly due to a lack of one-time amortization of goodwill of ¥343.3 billion associated with the recording of impairment losses on the shares of Bank Danamon and Krungsri (Bank of Ayudhya Public Company Limited) recorded in the previous year.

As a result of the above, profits attributable to owners of parent were ¥777.0 billion, marking an increase of ¥248.8 billion from the previous fiscal year.

Under the regulatory standard (Basel III), Consolidated Common Equity Tier 1 capital ratio, Consolidated Tier 1 capital ratio, and Consolidated total capital ratio were 12.33%, 13.96%, and 16.31%, respectively. All of these met the required level as of March 31, 2021. The liquidity coverage ratio*2 was 168.4%, also meeting the required level.

In addition, the risk-monitored loan ratio that shows the soundness of loan assets, remained at a low level of 1.25%.

*1	An asset manager based in Australia.
*2	The index showing adequate ownership of assets (numerator) realizable in a short period sufficient to cover the funds (denominator) expected to flow out in thirty days under stressful circumstances.

Annual dividends per common stock for fiscal year 2020 are expected to be ¥25, the same amount as the fiscal year 2019*3.

For detailed financial results, please refer to our company website. https://www.mufg.jp/english/ir/index.html

*3	Assuming that the year-end dividend for fiscal year 2020 is approved at the Annual General Meeting of Shareholders to be held on June 29, 2021.

(Operations and Results by Business)

In order to demonstrate the strengths of its comprehensive financial group, the Group has introduced the business group system in which our group companies coordinate closely to formulate group-wide strategies and promote businesses. Each business group designs strategies that integrate the strengths of group subsidiaries and implements measures in order to meet a broad range of customer needs.

The operations and results by business group for fiscal year 2020 are as follows.

Retail & Commercial Banking	Percentage of net operating profits

Business
Retail & Commercial Banking Business Group takes a groupwide, integrated approach to meet the diverse needs of our individual domestic customers and SMEs through a range of financial services from housing loans, consumer finance, corporate loans, fund settlement, asset management, inheritance and real estate, and also through solution proposals for business and asset succession.

For customers affected by the COVID-19 pandemic, this business group has provided flexible and prompt financing support and focused on continuing to provide service through its branches and back-office centers while ensuring the safety of the customers and employees. As society’s digital shift continues to accelerate, in the online banking services, we saw significant increases in the number of users of its “Mitsubishi UFJ DIRECT” service for individual customers and the number of subscribers to its “BizSTATION” service for corporate clients. We have also begun provision of new apps, such as a household budget management app, a personal data trust bank app*, and an app for discretion investment services.

In the wealth management business, which provides solutions to social issues such as business succession, asset succession, and asset formation, the entire Group has worked as one to promote activities aimed at assessing customers’ assets and needs. Through the collaboration with the Bank, we strengthened proposals for inheritance and real estate by the Trust Bank and proposals for asset management by the Securities.

*	A service which manages and utilizes personal data based on the individual’s will.

Japanese Corporate & Investment Banking	Percentage of net operating profits

Business
Japanese Corporate & Investment Banking Business Group helps large Japanese corporate customers seeking global expansion achieve growth in their corporate value. We provide services, such as lending, fund settlements and foreign exchange business, as well as comprehensive solutions for M&As and real estate-related business, fully employing the expertise of each group entity.

This business group has provided speedy financial support related to the COVID-19 pandemic, and the Bank and the Securities worked together to provide various solutions that meet customers’ needs for capital reinforcement. By firmly establishing the structure of unified operation of the Bank and the Trust Bank, we have made further progress with the measures for solving issues faced by our customers, and we have increased its real estate-related business and support for dialogue with investors such as SR*1 and IR*2 activities.

We are also enhancing our efforts for solving environmental and social issues. We have expanded our efforts for financing that aims to realize a sustainable society, such as our Sustainability Linked Loans, which provide financial support for the attainment of targets in line with ESG strategies of customers.

*1	Shareholder Relations
*2	Investor Relations

Global Corporate & Investment Banking	Percentage of net operating profits
2
Business
Global Corporate & Investment Banking (Global CIB) Business Group offers services that provide value-added solutions for large global corporate customers through an integrated business model involving the Bank and the Securities.

Through reduction of existing low-profitability assets and enhanced deal screening framework, we have improved net interest margin for our loan assets, and significantly reduced our non-JPY loan-to-deposit balance.

We have promoted our origination & distribution (O&D) business*1 on a MUFG group basis to enhanced asset velocity, connecting institutional investors and corporate clients with financial needs. As a part of this initiative, we have arranged DIP-financing*2 in the U.S., and participated a COVID-19 emergency assistance program in collaboration with MIGA*3, part of the World Bank Group. In addition, we have focused on arranging sustainable finance, such as project finance for the world’s largest offshore wind development project in the U.K.

In October 2020, as a new business, we have started to support financing to growing startups in Asia Pacific leveraging AI and digital technology through Mars Growth Capital, jointly established with Liquidity Capital, an Israeli fintech company.

*1	A business that minimizes the consumption of risk assets and improves asset efficiency from the perspectives of both origination and distribution.
*2	Debtor-in-possession financing
*3	Multilateral Investment Guarantee Agency

Global Commercial Banking	Percentage of net operating profits

Business
Global Commercial Banking Business Group provides financial services to local SMEs and individuals in the U.S. and Southeast Asia through partner banks*1, such as MUFG Union Bank in the U.S., Krungsri (Bank of Ayudhya) in Thailand and Bank Danamon in Indonesia, etc.

MUFG Union Bank has worked to improve its profitability by strengthening its management structure, optimizing its loan portfolio, and reducing expenses. Krungsri (Bank of Ayudhya) increased deposits / loans, which lent a hand to becoming the third largest bank in Thailand on a net profit basis. Bank Danamon leveraged the MUFG Group’s customer base to capture the entire commercial flow of its customers and expanded its business, in addition to increasing deposits and reducing expenses.

Through collaboration with partner banks and Grab*2, we also provided next-generation financial services which utilize AI technology, and promoted sharing of best practice and risk management knowledge between partner banks.

*1	Global Commercial Banking Business Group holds jurisdiction over MUFG Union Bank, Krungsri (Bank of Ayudhya), Bank Danamon, VietinBank, Security Bank, etc.
*2	The largest super-app company in the ASEAN region. In February 2020, we entered into a capital and business alliance with Grab.

Asset Management & Investor Services	Percentage of net operating profits

Business
Asset Management & Investor Services Business Group provides such services as consulting while striving to further enhance asset management capabilities and develop products capable of better meeting diverse needs of customers in Japan and overseas employing advanced and professional know-how in the areas of asset management (AM*1), investor services (IS*2) and pensions.

In the asset management field, First Sentier Investors, which was acquired by the Group in 2019, made good progress in its post-acquisition operations, such as by significantly growing its assets under management through its performance of a high level of capabilities. In Japan, our assets under management of investment products for individual customers and corporate clients have also increased by developing products that meet the customer needs and flexibly supplying products.

In the investor services business field, we increased our balance of fund administrations by providing compound services such as lending and foreign exchange to funds in Japan and overseas.

In the pension business field, we leveraged our service strengths and expertise, for which we have been ranked first place in terms of customer satisfaction, to increase our balance of pension trusts under defined benefit pensions and enrollment in defined contribution pensions. Furthermore, we focused on unified consulting on HR systems and retirement benefit systems in addition to pensions, thereby steadily accumulating our business results in comprehensive consulting on welfare and benefits.

*1	Asset Management
*2	Investor Services

Global Markets	Percentage of net operating profits

Business
Global Markets Business Group serves customers through sales & trading operations*1 associated with interest rates, bonds, foreign exchange, and equities in addition to treasury operations*2 that comprehensively manages MUFG assets/liabilities and risks.

In our sales & trading operations, the COVID-19 pandemic has caused a reduction in forex transactions based on actual trade demand, but the rise in market volatility drove a major increase in transactions with institutional investors.

In treasury operations, we have decreased our non-JPY loan-to-deposit gap and diversified our market funding methods to support stable operation, while at the same time implementing flexible asset allocation that took timely advantage of interest rate declines.

We have also made progress in the digitalization of our operations including the shift to online transactions, AI-based market forecasts, and sophistication in balance sheet management. At the same time, we have developed multiple ESG-themed securities and listed them on the Tokyo Stock Exchange.

*1

General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges.

*2	Including ALM (which is the integrated management of liquidity risk and interest rate risk inherent in assets (loans, etc.) and liabilities (deposits, etc.)), global investment and other related operations.

d.	Key Issues

Japan faces challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. More recently, the environment we operate in has been affected by issues including the COVID-19 pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed.

MUFG seeks to meet these changes with clear eyes and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose: “Committed to empowering a brighter future.” Our plan for the three years starting from 2021, outlining how we will leverage our financial and digital strengths to help our stakeholders around the world, is set out in the new Medium-term Business Plan. We are positioning the three-year term of this new Medium-term Business Plan as the “Three Years of New Challenges and Transformation.”

We will strive to meet the expectations of all our stakeholders—including customers, shareholders and employees—by structuring our business model to suit the changes in our environment and achieving higher profitability and improved return on equity.

1. Basic Policy

In our Medium-term Business Plan, our goal at the end of its three-year span is to leverage our financial and digital capabilities to be the leading business partner that pioneers the future. We set this goal with the desire to help all our stakeholders take the next step forward in a time of constant change. The key words for the transformative change we will be pursuing are (1) Digitalization, (2) Sustainability Management, and (3) New Challenges/Speed. We will address the issues that confront our customers and wider society, working to provide optimal solutions.

Through these measures, we will continue to secure business stability (focusing on business resilience) and maintain our management policy that is attractive to employees and fosters greater motivation for employee participation (engagement-focused management).

2. Financial Targets and Capital Policy

We have set mid-to long-term financial targets, along with FY2023 targets, as follows. Furthermore, we have set profit, cost, and RWA as the three drivers to achieve the ROE target.

Our capital policy calls for striking an appropriate balance from three perspectives: solid equity capital adequacy, opportunities for investing capital to strengthen profitability, and the further enhancement of shareholder returns.

Regarding shareholder returns, we have established “Basic policies for shareholder returns,” which continuously seek to improve shareholder returns, focusing on dividends. MUFG will aim for the stable and sustainable increase in dividends per share through profit growth, and to raise the dividend payout ratio progressively to 40% by fiscal year 2023. At the same time, MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and the market conditions, including the share prices.

MUFG will not hold treasury stock excessively to approximately 5% of the total shares outstanding and MUFG shall cancel the shares exceeding such amount in principle.

3. Promoting Major Business Strategies

In order to attain our vision for three years in the future of leveraging our financial and digital capabilities to be the leading business partner that pioneers the future, we have identified three strategic pillars of “Corporate Transformation,” “Strategy for Growth,” and “Structural Reforms.”

In “Corporate Transformation,” to change how our company operates and executes, while focusing on “Digital transformation,” and “Contribution to addressing environmental and social issues,” we will also aim to “Transform our corporate culture” in order to accelerate decision making.

In “Strategy for Growth,” in order to strengthen profitability, we will promote our “Wealth Management Business,” “Approach of proposing solutions to the issues faced by our corporate customers,” “Asia Business,” “GCIB and Global Markets” and “Global Asset Management / Investor Services.”

In “Structural Reforms,” to ensure resilience, we will promote “Cost and risk weighted asset control,” “Transformation of our platforms and business base,” and a “Review of our business portfolios” by reconsidering our non-profitable segments and undertaking to find new business opportunities.

Although progress on some measures may be delayed due to the impact of policies taken for the current COVID-19 situation, we will carefully identify the extent of the impact on our measures.

(A) Corporate Transformation

Main strategies	Main initiatives
Digital transformation (DX)	• Strengthen digital service contact points with all customers and promote the digitalization of products and services. Use digital technologies to reduce operation volume.
Contribution to addressing environmental and social issues

•   Prioritize the issues of “climate change,” “the aging population and low birth rate,” and “inclusion & diversity,” while implementing business strategies, risk management, and social contribution measures.

Transform our corporate culture (Speed / Challenge)	• Promote activities based on our Purpose, cultivate a free and natural corporate culture, accelerate strategies, and encourage employees to actively take on new challenges on their own.

(B) Strategy for Growth

Main strategies	Main initiatives
Wealth management business	• Develop infrastructure and assign personnel to support comprehensive asset management. Strengthen business by providing solutions to corporate owners.
Approach of proposing solutions to the issues faced by our corporate customers	• Take on the management issues of our corporate customers, enhance our risk-taking capabilities, and work as a united Group to solve problems.
Asia business	• Achieve growth through Asia as a whole and promote digitalization, focusing primarily on our consolidated subsidiaries of Krungsri (Bank of Ayudhya) and Bank Danamon.
GCIB & global markets	• Enhance asset velocity and flow business (O&D/O* to D, cross-selling) by increasing transactions with institutional investors.
Global asset management/investor services	• Promote contract business, which leverage our strengths, in overseas asset operation and management fields with the potential for industry growth.

(C) Structural Reforms

Main strategies	Main initiatives
Cost and risk weighted asset control	• Make necessary growth investment, while thoroughly cutting base costs. • Control risk-weighted assets by switching to highly profitable investments.
Transformation of our platforms and business base	• Implement effective and efficient investments necessary for digital shifts. • Streamline procedures and rules necessary for transformation and review decision-making processes.
Review of our business portfolios	• Improve ROE by reconsidering non-profitable segments. • Enhance business capabilities through collaborations with other companies, including companies in other industries.

*

Abbreviation for “Origination & Distribution/Origination to Distribution,” which is a business strategy for structuring financing and sales to investors. While “O&D” is a general term for all such business strategy, “O to D” refers specifically to efforts to structure deals based on investor needs.

4. Reorganization

A new Digital Service Business Group was established on April 1, 2021, joining the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group, the Asset Management & Investor Services Business Group, and the Global Markets Business Group. With our seven business groups, we will implement our newly formulated Medium-term Business Plan.

e.	Efforts Related to Sustainability

∎	MUFG’s Sustainability management

With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we have been engaging in value creation by employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

As we direct our efforts to achieving sustainability for the environment and society, we have reviewed our priority issues in view of our Purpose, “Committed to empowering a brighter future.” Considering both societal expectations and affinities with MUFG’s business areas, we have identified 10 priority issues. Each business group has incorporated these priority issues into its strategies and is currently engaged in concrete initiatives addressing such issues.

For details regarding our sustainability efforts, please refer to Sustainability Report https://www.mufg.jp/english/csr/report/index.html

∎	Response to climate change & environmental protection

In May 2021, we announced the “MUFG Carbon Neutrality Declaration” to lead the way to solutions for climate change. As part of this commitment, we will become the first Japanese bank to join the “Net-Zero Banking Alliance (NZBA) *” led by the United Nations as the first bank in Japan.

MUFG Carbon Neutrality Declaration - To achieve net zero emissions in our finance portfolio by 2050 and in our own operations by 2030 -

In order to align with the goals of the Paris Agreement, MUFG will support the smooth transition to a decarbonized society through its financial services and proactively contribute to creating a sustainable society through the virtuous cycle of environment and economy.

*

An initiative undertaken by banks that are committed to achieve net zero GHG emissions in their lending and investment portfolio by 2050 at the latest. Forty three banks in 23 countries participated at launch.

∎	Transition to an energy usage structure solely dependent on renewable energy

In addition to supporting customers in their efforts to decarbonize, we are working to reduce the environmental loads in MUFG’s business activities. By the end of fiscal year 2021, we will shift 100% of the electricity contracted by our domestic bank, trust, and securities company offices to renewable energy. In addition, we will establish a fund that aims to revitalize the market for renewable energy and establish Japan’s first scheme to handle the entire process from the creation of green electricity to its purchase.

∎	Received the Ministry of the Environment Award for promoting responsible investment

The Trust Bank is the first Japanese financial institution to announce a policy on responsible investment, which is named as MUFG AM Responsible Investment Policy. The policy indicates their approach to responsible investment and applies to all assets under management. Last fiscal year, we received the Ministry of the Environment Award (General Category) for the best case in fiscal year 2020 under the Principles for Financial Action for the 21st Century.

Points of the Award
• Promoting responsible investment in all assets under management
• Contribution to the collaborative engagement that encourages investee companies around the world to prevent plastic microfibers from entering the marine ecosystem (November 2020)
• Systematic promotion of internal awareness
• Advanced initiatives such as the development of proprietary indices

∎	Revision of the MUFG Environmental and Social Policy Framework (revised on April 26, 2021*)

To achieve environmental and social considerations, we review the Framework regularly in accordance with changes in business activities and the business environment.

Coal-fired power generation sector	New restriction added to prohibit the expansion of existing facilities in addition to the current restriction on new facilities; exceptions are limited to those with technologies necessary to achieve the Paris Agreement target.
Forestry and palm oil sector	More stringent in terms of addressing climate change and respecting human rights

*	To be applied from June 1, 2021

∎	Efforts toward sustainable business

∎	Sustainable finance targets and achievements

We have set our accumulated sustainable finance amount as of fiscal year 2030 as a sustainable finance target for solving environmental and social issues. Our accumulated sustainable finance amount as of fiscal year 2020 was ¥7.9 trillion, and was proceeding steadily towards this target. In April 2021, we raised our target from ¥20 trillion to ¥35 trillion. We will make further progress in our efforts to support economic growth by solving environmental and social issues and contributing to the creation of a virtuous economic cycle.

∎	Promotion of Sustainability Linked Loans

The MUFG Bank uses Sustainability Linked Loans, whose interest rates vary based on the achievement of customers’ ESG-related targets, to support customers’ sustainable business activities and ESG management.

In fiscal year 2020, the Group worked as one to promote activities, such as collaborating with a consolidated subsidiary, Krungsri (Bank of Ayudhya), to conclude a contract with Thai Union Group Public Company Limited, which is dedicated to responding to climate change, ensuring the sustainability of fishery resources, and protecting human rights.

∎	Responding to falling birthrates and the aging of the population

In response to the asset and business succession issues faced by many SME owners, we are working groupwide to provide proposals related to M&A, inheritance, real estate, and asset management while utilizing the Group’s functions and partner network. In fiscal year 2020, MUFG was able to support the succession of assets and businesses worth more than ¥1 trillion in total, continuing our track record from a year earlier.

In order to facilitate financial transactions for people with impaired cognitive and judgmental abilities, we offer free appointment-based proxy services for banks, trust companies, and securities companies to handle deposit transactions and the cancellation of investment products.

∎	Inclusion & diversity

Diversity is an important value that gives us the resilience we need to cope with times of change. MUFG strives to create workplaces where diverse employees thrive. MUFG has been selected for inclusion in Bloomberg’s Gender-Equality Index and Nadeshiko Brand by Japan’s Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange.

∎	Strengthening social contribution activities

We have strengthened our social contribution activities to flexibly contribute to solving issues in areas that are beyond the reach of our financial services, and donated an amount equivalent to 1% of the Group’s operating profit in the previous fiscal year. In fiscal year 2020, we provided support (total of ¥3.4 billion) for students, cultural and artistic activities, medical institutions, and R&D that were severely affected by the spread of COVID-19. We also launched the MUFG Medical Fund (total of ¥10.0 billion) to support the R&D of therapeutic drugs and vaccines.

(2)	Financial Position and Results of Operations of the Group and the Company

(Consolidated Basis and Non-Consolidated Basis)

a.	Financial Position and Results of Operations of the Group (Consolidated Basis)

	(Millions of yen)

	Fiscal Year 2017 Ended March 31, 2018	Fiscal Year 2018 Ended March 31, 2019	Fiscal Year 2019 Ended March 31, 2020	Fiscal Year 2020 Ended March 31, 2021
Ordinary income	6,068,061	6,697,402	7,299,078	6,025,336
Ordinary profits	1,462,418	1,348,043	1,235,770	1,053,610
Profits attributable to owners of parent	989,664	872,689	528,151	777,018
Consolidated comprehensive income (Figures in parentheses represent net loss)	1,330,891	686,992	271,456	1,324,655
Total net assets	17,295,037	17,261,677	16,855,738	17,716,257
Total assets	306,937,415	311,138,903	336,571,379	359,473,515

(Note)	All figures have been rounded down to the nearest first decimal place.

b.	Financial Position and Results of Operations of the Company

(Non-Consolidated Basis)

	(Millions of yen)

	Fiscal Year 2017 Ended March 31, 2018		Fiscal Year 2018 Ended March 31, 2019		Fiscal Year 2019 Ended March 31, 2020		Fiscal Year 2020 Ended March 31, 2021
Operating income	592,257		325,795		400,893		437,819
Dividends received	566,184		297,490		367,350		402,724
Dividends received from banking subsidiaries	487,491		207,160		277,471		317,452
Dividends received from other subsidiaries	23,090		25,423		20,329		18,448
Profits	541,886		139,767		429,000		377,195
Profits per share	(yen	)	(yen	)	(yen	)	(yen	)
	40.81		10.71		33.25		29.36
Total assets	15,691,426		17,392,746		18,650,002		19,061,312
Investments in banking subsidiaries	7,761,245		7,654,226		7,653,341		7,641,206
Investments in other subsidiaries	1,652,404		1,239,637		999,522		985,430

(Note)	All figures have been rounded down to the nearest first decimal place.

(3)	Employees of the Group

							(As of March 31, 2021)
Name of segment	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Markets Business Group	Other	Total
Number of	37,804	6,736	2,490	53,877	5,535	2,921	28,634	137,997
Employees	[12,600]	[800]	[100]	[5,800]	[400]	[200]	[7,000]	[26,900]

(Notes)	1. The number of employees includes staff in overseas offices but does not include the 5,703 part-time employees and the 25,334 temporary employees.
2. The number in parentheses indicates the average number of temporary employees during the fiscal year 2020.
3. The number of temporary employees includes temporary staff from agencies and has been rounded to the nearest hundred.

(4)	Principal Offices, etc. of the Group

a.	MUFG Bank, Ltd.

	Name of Principal Offices	Number of Offices
		March 31, 2021
Kanto and Koshinetsu	Head Office, etc.	420
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch, etc.	5
Tokai and Hokuriku	Nagoya Main Office, Shizuoka Branch, etc.	129
Kinki	Kyoto Branch, Osaka Main Office, etc.	169
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	10
Kyushu	Fukuoka Branch, Kita-kyushu Branch	8
(Domestic Total)		(741)
The Americas	New York Branch, etc.	20
Europe	London Branch, etc.	3
The Middle East and Africa	Dubai Branch, etc.	6
Asia and Oceania	Hong Kong Branch, etc.	30
(Overseas Total)		(59)
Grand Total		800

(Notes)	1. The number of offices includes sub-branches.
2. In addition to the above, as of March 31, 2021, 8 overseas representative offices and 50,901 non-branch ATMs were in operation.

3.  au Jibun Bank Corporation, TOYOTA FINANCE CORPORATION, Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Financial Partners Co., Ltd. and Mitsubishi UFJ Loan Business Co., Ltd. are the banking agencies of MUFG Bank, Ltd.

b.	Mitsubishi UFJ Trust and Banking Corporation

	Name of Principal Offices	Number of Offices
		March 31, 2021
Kanto and Koshinetsu	Main Branch, etc.	31
Tohoku and Hokkaido	Sendai Branch and Sapporo Branch	2
Tokai and Hokuriku	Nagoya Branch, Shizuoka Branch, etc.	5
Kinki	Kyoto Branch, Umeda Branch, Kobe Branch, etc.	10
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	3
Kyushu	Fukuoka Branch, Kita-kyushu Branch	2
(Domestic Total)		(53)
The Americas and Europe	New York Branch, London Branch	2
Asia and Oceania	Hong Kong Branch and Singapore Branch	2
(Overseas Total)		(4)
Grand Total		57

(Notes)	1. The number of offices includes sub-branches.
2. In addition to the above, as of March 31, 2021, 1 overseas representative offices, 36,035 non-branch ATMs and 69 trust business agencies were in operation.

c.	Mitsubishi UFJ Securities Holdings Co., Ltd

	Name of Principal Offices	Number of Offices
		March 31, 2021
Kanto and Koshinetsu	Head Office, etc.	22
Tohoku and Hokkaido	Sendai Branch, Sapporo Branch	2
Tokai and Hokuriku	Nagoya Branch, Kanazawa Branch, etc.	10
Kinki	Kyoto Branch, Osaka Branch, Kobe Branch, etc.	9
Chugoku and Shikoku	Hiroshima Branch, Takamatsu Branch, etc.	4
Kyushu	Fukuoka Branch, etc.	4
Total		51

(Note)	Number of offices of a subsidiary, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., is included.

d.	Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.:	6 offices in total, consisting of the Head Office (Tokyo) and the branches

ACOM CO., LTD.:	The Head Office (Tokyo), and 897 loan business outlets (including unstaffed outlets)

(5)	Capital Investment of the Group

a.	Total Amounts of Capital Investment

			(Millions of yen)
MUFG Bank, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Other	Total
241,916	45,444	24,473	25,175	14,590	351,600

(Notes)	1. All figures have been rounded down to the nearest unit.
2. Amounts include investments in intangible fixed assets, such as software, as well as tangible fixed assets.
3. Statements related to segment information have been omitted as the Group does not allocate assets to the segments.

b.	New Additions, etc. of Significant Equipment

		(Millions of yen)
Company Name	Description	Amount
MUFG Bank, Ltd.	Rebuilding of Nagoya Headquarter building	17,200

(Notes)	1. All figures have been rounded down to the nearest unit.
3. Statements related to segment information have been omitted as the Group does not allocate assets to the segments.

(6)	Principal Subsidiaries, etc.

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
MUFG Bank, Ltd.	Chiyoda-ku, Tokyo	1,711,958	Banking	100.00
Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust Banking, Banking	100.00
Mitsubishi UFJ Securities Holdings Co., Ltd.	Chiyoda-ku, Tokyo	75,518	Securities Holding Company	100.00
Mitsubishi UFJ NICOS Co., Ltd.	Bunkyo-ku, Tokyo	109,312	Credit Cards	100.00
ACOM CO., LTD.	Chiyoda-ku, Tokyo	63,832	Loan, Loan Guarantees	40.19 (2.61)
Global Open Network, Inc.	Chuo-ku, Tokyo	11,078	Holding Company	80.00
Japan Digital Design, Inc.	Chuo-ku, Tokyo	1,800	Research	86.11 (2.77)
MUFG Innovation Partners Co., Ltd.	Chiyoda-ku, Tokyo	250	Venture Capital Investment	100.00
MUMEC Visionary Design, Ltd.	Chiyoda-ku, Tokyo	100	Consulting	60.00
The Master Trust Bank of Japan, Ltd.	Minato-ku, Tokyo	10,000	Trust Banking, Banking	46.50 (46.50)
Mitsubishi UFJ Kokusai Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	2,000	Investment Trust Management	100.00 (100.00)
MU Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,200	Investment Advising	100.00 (100.00)
Mitsubishi UFJ Alternative Investments Co., Ltd.	Chiyoda-ku, Tokyo	1,000	Securities-related operations, Investment Advising	100.00 (100.00)
Mitsubishi UFJ Real Estate Services Co., Ltd.	Chiyoda-ku, Tokyo	300	Real Estate Brokering	100.00 (100.00)
Japan Shareholder Services Ltd.	Chiyoda-ku, Tokyo	100	SR and IR support	100.00 (100.00)
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	Chiyoda-ku, Tokyo	40,500	Securities	60.00 (60.00)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
au Kabucom Securities Co., Ltd.	Chiyoda -ku, Tokyo	7,196	Securities	51.00 (51.00)
MUFG Americas Holdings Corporation	New York, NY, U.S.A.	14,622 (USD 132 million)	Bank Holding Company	100.00 (95.00)
Bank of Ayudhya Public Company Limited	Bangkok, Kingdom of Thailand	260,393 (THB 73,557 million)	Banking	76.88 (76.88)
PT Bank Danamon Indonesia, Tbk.	Jakarta, Republic of Indonesia	46,165 (IDR 5,995,576 million)	Banking	92.47 (92.47)
MUFG Investor Services Holdings Limited	Hamilton, Bermuda, British Overseas Territories	4,809 (USD 43 million)	Holding Company	100.00 (100.00)
Mitsubishi UFJ Trust International Limited	London, U.K.	6,082 (GBP 40 million)	Securities	100.00 (100.00)
Mitsubishi UFJ Asset Management (UK) Ltd.	London, U.K.	304 (GBP 2 million)	Investment Management	100.00 (100.00)
Mitsubishi UFJ Baillie Gifford Asset Management Limited	Edinburgh, U.K.	76 (GBP 500 thousand)	Investment Advising	51.00 (51.00)
Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	20,704 (USD 187 million)	Trust Banking, Banking	100.00 (100.00)
MUFG Lux Management Company S.A.	Luxembourg, Grand Duchy of Luxembourg	956 (EUR 7,375 thousand)	Investment Trust Management	100.00 (100.00)
First Sentier Investors Holdings Pty Ltd	Sydney, Australia	358,931 (AUD 4,255 million)	Holding Company	100.00 (100.00)
MUFG Securities (Canada), Ltd.	Toronto, Ontario, Canada	16,546 (CAD 188 million)	Securities	100.00 (100.00)
MUFG Securities EMEA plc	London, U.K.	265,959 (GBP 1,747 million)	Securities	100.00 (100.00)
MUFG Securities Asia Limited	Hong Kong, People’s Republic of China	24,632 (USD 222 million)	Securities	100.00 (100.00)
au Jibun Bank Corporation	Chuo-ku, Tokyo	67,500	Banking	32.76 (32.76)

Company Name	Location	Capital (millions of yen)	Main Business(es)	Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company (%)
The Chukyo Bank, Ltd.	Nagoya-shi, Aichi	31,844	Banking	39.50 (39.50)
JACCS CO., LTD.	Hakodate-shi, Hokkaido	16,138	Agency Services for Credit Purchases	22.25 (22.52)
Morgan Stanley MUFG Securities Co., Ltd.	Chiyoda-ku, Tokyo	62,149	Securities	49.00 (49.00)
Mitsubishi UFJ Lease & Finance Company Limited	Chiyoda-ku, Tokyo	33,196	Leasing	18.91 (8.91)
Hitachi Capital Corporation	Minato-ku, Tokyo	9,983	Leasing	21.16 (1.15)
Mitsubishi Research Institute DCS Co., Ltd.	Shinagawa-ku, Tokyo	6,059	Software Development, Information Processing	20.00
Morgan Stanley	New York, NY, U.S.A.	860,305 (USD 7,770 million)	Bank Holding Company	20.17
Vietnam Joint Stock Commercial Bank for Industry and Trade	Hanoi, Socialist Republic of Vietnam	178,723 (VND 37,234,045 million)	Banking	19.72 (19.72)
Security Bank Corporation	Makati, Republic of the Philippines	17,561 (PHP 7,635 million)	Banking	20.00 (20.00)

(Notes)	1.	Amounts have been rounded down to the nearest unit.
2.	The yen equivalent of the capital amount has been calculated using the foreign exchange rate as of the date of the close of the account.
3.	The percentage of voting rights of the subsidiaries, etc. held by the Company has been rounded down to the nearest second decimal place.
4.

The figures in parentheses ( ) in the column “Percentage of Voting Rights of the Subsidiaries, etc. Held by the Company” indicate the percentage of voting rights held by the subsidiaries, subsidiary entities, etc., of the Company.

5.	Mitsubishi UFJ Alternative Investments Co., Ltd. became the Company’s consolidated subsidiary on June 25, 2020 as a result of acquisition of its shares by Mitsubishi UFJ Trust and Banking Corporation.
6.

As a result of an absorption-type merger with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. is no longer the Company’s consolidated subsidiary as of August 1, 2020.

7.	AMP Capital Holdings Limited is no longer an equity-method accounted affiliate of the Company as of September 1, 2020 as a result of sale of its shares by Mitsubishi UFJ Trust and Banking Corporation.
8.	MUFG Securities Asia (Singapore) Limited and JALCARD Inc. have been excluded from this table in consideration of their materiality within the Group.

2.	Matters Concerning Company Executives (Directors and Corporate Executives)

(1)	Status of Company Executives

Members	of the Board of Directors

(As of March 31, 2021)

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Mariko Fujii	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Risk Member (Chairperson)	Outside Director of NTT DATA CORPORATION	—

Keiko Honda	Member of the Board of Directors (Outside Director)	Adjunct Professor and Adjunct Senior Research Scholar of Columbia University School of International and Public Affairs Outside Director of AGC Inc.	—

Kaoru Kato	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member Audit Member	Corporate Advisor of NTT DOCOMO Inc. Non-executive Director of Kirin Holdings Company, Limited	—

Haruka Matsuyama	Member of the Board of Directors (Outside Director) Nominating Member Compensation Member (Chairperson)	Partner of Hibiya Park Law Offices Outside Director of T&D Holdings, Inc. Outside Director of Restar Holdings Corporation External Audit & Supervisory Board Member of Mitsui & Co., Ltd.	—

Toby S. Myerson	Member of the Board of Directors (Outside Director) Risk Member	Chairman & CEO of Longsight Strategic Advisors LLC Outside Director of MUFG Americas Holdings Corporation Outside Director of MUFG Union Bank, N.A.	—

Hirofumi Nomoto	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Chairman & Representative Director of Tokyu Corporation Director of Tokyu Fudosan Holdings Corporation Director of TOKYU RECREATION CO., LTD. President and CEO of Three Hundred Club Co., Ltd. Outside Director of TOEI COMPANY, LTD.	—

Yasushi Shingai	Member of the Board of Directors (Outside Director) Audit Member Risk Member	Outside Director of Asahi Group Holdings, Ltd. Outside Director of Dai-ichi Life Holdings, Inc.	(Note) 1

Tarisa Watanagase	Member of the Board of Directors (Outside Director) Risk Member	Outside Director of The Siam Cement Public Company Limited	—

Akira Yamate	Member of the Board of Directors (Outside Director) Audit Member (Chairperson)	External Member of Board of Statutory Auditors of Prudential Holdings of Japan, Inc.	(Note) 1

Junichi Okamoto	Member of the Board of Directors Audit Member		—

Ritsuo Ogura	Member of the Board of Directors Audit Member		—

Name	Title and Areas of Responsibility	Important Concurrent Posts	Other
Nobuyuki Hirano	Member of the Board of Directors	Director of Morgan Stanley Outside Audit & Supervisory Board Member of TOYOTA MOTOR CORPORATION Outside Director of Mitsubishi Heavy Industries, Ltd.	—

Kanetsugu Mike	Member of the Board of Directors	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors) Chairman of Japanese Bankers Association	—

Saburo Araki	Member of the Board of Directors	President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors) President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)	—

Iwao Nagashima	Member of the Board of Directors	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative of the Board of Directors)	—

Hironori Kamezawa	Member of the Board of Directors Nominating Member Compensation Member	Member of the Board of Directors of MUFG Bank, Ltd.	—

(Notes)	Nominating Member: Member of the Nominating and Governance Committee, Compensation Member: Member of the Compensation Committee, Audit Member: Member of the Audit Committee, Risk Member: Member of the Risk Committee
1.

Mr. Yasushi Shingai, an Audit Member, with long years of experience in an accounting department, has respectable knowledge regarding finance and accounting. Mr. Akira Yamate, an Audit Member, is qualified as a certified public accountant and has respectable knowledge regarding finance and accounting.

2.	To ensure the effectiveness of audit, the Company elected Mr. Junichi Okamoto and Mr. Ritsuo Ogura, who are directors who do not concurrently serve as Corporate Executives, as full-time Audit Members.
3.

The Company designated Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Ms. Tarisa Watanagase and Mr. Akira Yamate, each an Outside director, as independent directors provided for by Tokyo Stock Exchange, Inc., and has notified the Tokyo Stock Exchange to that effect.

4.	The officially registered name of Ms. Haruka Matsuyama is Haruka Kato.

Corporate Executives

(As of March 31, 2021)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Nobuyuki Hirano	Chairman (Corporate Executive)	Director of Morgan Stanley Outside Audit & Supervisory Board Members of TOYOTA MOTOR CORPORATION Outside Director of Mitsubishi Heavy Industries, Ltd.

Kanetsugu Mike	Deputy Chairman (Representative Corporate Executive)	President & CEO of MUFG Bank, Ltd. (Representative of the Board of Directors) Chairman of Japanese Bankers Association

Saburo Araki	Deputy Chairman (Representative Corporate Executive)

President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd. (Representative of the Board of Directors)

President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)

Iwao Nagashima	Deputy Chairman (Representative Corporate Executive)	President and CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative of the Board of Directors)

Hironori Kamezawa	President & Group CEO (Representative Corporate Executive)	Member of the Board of Directors of MUFG Bank, Ltd.

Masamichi Yasuda	Senior Managing Corporate Executive Group Head, Global Markets Business Group

Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.

Member of the Board of Directors, Deputy President of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (Representative of the Board of Directors)

Commissioner of PT Bank Danamon Indonesia, Tbk.

Kenji Yabuta	Senior Managing Corporate Executive Group Head, Japanese Corporate & Investment Banking Business Group Head of Unit, Research & Advisory Unit	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)

Naoki Hori	Senior Managing Corporate Executive Group Head, Retail & Commercial Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors) Director of ACOM CO., LTD.

Masato Miyachi	Senior Managing Corporate Executive Group Head, Global Corporate & Investment Banking Business Group	Member of the Board of Directors, Deputy President of MUFG Bank, Ltd. (Representative of the Board of Directors)

Name	Title and Areas of Responsibility	Important Concurrent Posts
Sunao Yokokawa	Senior Managing Corporate Executive Group Head, Asset Management & Investor Services Business Group	Director, Deputy President, and Executive Officer of Mitsubishi UFJ Trust and Banking Corporation (Representative of the Board of Directors)

Takayoshi Futae	Senior Managing Corporate Executive Group Head, Global Commercial Banking Business Group & Group COO-I	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Senior Managing Executive Officer of Mitsubishi UFJ Securities Holdings Co., Ltd.
Commissioner of PT Bank Danamon Indonesia, Tbk.

Masahiro Kuwahara	Senior Managing Corporate Executive Group CRO

Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Director of Mitsubishi UFJ Trust and Banking Corporation

Director of MUFG Americas Holdings Corporation

Director of MUFG Union Bank, N.A.

Yoshitaka Shiba	Senior Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division

Tetsuya Yonehana	Senior Managing Corporate Executive Group CFO	Member of the Board of Directors, Senior Managing Executive Officer of MUFG Bank, Ltd. (Representative Director)

Naomi Hayashi	Managing Corporate Executive Group CSO (Corporate Planning Division excluding Budget & Resources Management and Global Business), In charge of Corporate Administration Division	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Director of Mitsubishi UFJ Securities Holdings Co., Ltd.
Director of Mitsubishi UFJ Lease & Finance Company Limited

Junichi Hanzawa	Managing Corporate Executive Group CCO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Hiroki Kameda	Managing Corporate Executive Group CIO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
President & CEO (Representative Director) of Mitsubishi UFJ Information Technology, Ltd.
Director of Global Open Network, Inc.
Director of Global Open Network Japan, Inc.

Hiroshi Mori	Managing Corporate Executive Group CLO	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)

Tomohiro Kimura	Managing Corporate Executive Group CHRO & Group Deputy CDTO, In sub-charge of Corporate Administration Division	Director and Managing Executive Officer of Mitsubishi UFJ Trust and Banking Corporation President & CEO of MU Trust Apple Planning Company, Ltd President & CEO of MU Trust Sogo Kanri K.K.

Name	Title and Areas of Responsibility	Important Concurrent Posts
Masakazu Osawa	Managing Corporate Executive Group CDTO & Managing Director, Head of Digital Transformation Division	Member of the Board of Directors, Managing Executive Officer of MUFG Bank, Ltd. (Representative of the Board of Directors)
Representative of the Board of Directors & CEO of Global Open Network, Inc.
Chairman of Global Open Network Japan, Inc.

(Note)

Executive job titles are abbreviated as follows.

CEO:	Chief Executive Officer
CSO:	Chief Strategy Officer (primarily in charge of Corporate Planning Division)
CFO:	Chief Financial Officer (primarily in charge of Financial Planning Division)
CRO:	Chief Risk Officer (primarily in charge of Corporate Risk Management Division and Credit Policy & Planning Division)
CHRO:	Chief Human Resources Officer (primarily in charge of Human Resources Division)
CCO-I:	Chief Operating Officer-International (primarily in charge of Corporate Planning Division (Global Business))
CDTO:	Chief Digital Transformation Officer (primarily in charge of Digital Transformation Division)
CCO:	Chief Compliance Officer (primarily in charge of Compliance Division and Global Financial Crimes Division)
CLO:	Chief Legal Officer (primarily in charge of Legal Division)
CAO:	Chief Audit Officer (primarily in charge of Internal Audit Division)
CIO:	Chief Information Officer (primarily in charge of Operations & Systems Planning Division)

Members of the Board of Directors and the Corporate Executives who retired during the fiscal year 2020:

Name	Title and Areas of Responsibility	Other
Mikio Ikegaya	Deputy Chairman (Representative Corporate Executive)	Resigned on April 1, 2020

Ritsuo Ogura	Managing Corporate Executive Group CAO & Managing Director, Head of Internal Audit Division	Resigned on April 1, 2020

Tsutomu Okuda	Member of the Board of Directors (Outside Director) Nominating Member (Chairperson) Compensation Member	Retired on June 29, 2020

Tadashi Kuroda	Member of the Board of Directors Audit Member	Retired on June 29, 2020

Mikio Ikegaya	Member of the Board of Directors	Retired on June 29, 2020

(Note)	The titles and Areas of Responsibility are as of the date of retirement.

(2)	Compensation, etc. for Company Executives

Policy on Decisions on the Contents of Compensation for Individual Executives, etc. (revised May 17, 2021)

1.	Context of the Policy

The Company’s Compensation Committee has prescribed this policy on decisions on the contents of compensation for individual Members of the Board of Directors, Corporate Executives and Executive Officers (“Executives, etc.”) (the “Policy”) in accordance with the provisions of the Companies Act with regard to a company with three committees. The outline of the Policy are as below. In addition, major subsidiaries of the Company have each prescribed a similar policy based on the Policy of the Company.

2.	Decision-Making Organization for the Policy

The Company, as a company with three committees, has established a Compensation Committee. The Compensation Committee comprises independent Outside Directors and a director who concurrently serves as President & Group CEO (Representative Corporate Executive) and is chaired by an independent outside director.

3.	Summary of the Policy

1)	Philosophy and Objective

The MUFG Group has defined as its Purpose “Empowering a brighter future.” Our goal for three years in the future is “to leverage our financial and digital capabilities to be the leading business partner that pioneers the future.” Furthermore, our medium- to long-term vision is “to be the world’s most trusted financial group.” With the conviction that environmental and social sustainability are essential to achieving sustainable growth for MUFG, we aim to further evolve our value creation by employing an integrated approach in which the execution of management strategies goes in tandem with the pursuit of solutions for social issues.

In an effort to realize such a management policy, we have decided on this Policy on compensation for executives in order to prevent excessive risk-taking and raise motivation of Executives, etc., to contribute not only to the short-term but also to the medium- to long-term improvement of financial results, while also further driving measures aimed at taking on the challenges of reform implementation, thereby improving our business resilience and competitiveness, enabling sustainable growth and the medium- to long-term enhancement of the enterprise value of the MUFG Group, and further advancing the Group’s sustainability management. In addition, this Policy has been prescribed in accordance with economic and social conditions, the business performance and financial soundness of the Company and the MUFG Group, and applicable Japanese and overseas regulations regarding compensation of executives, while at the time ensuring objectivity and transparency of the process of determining compensation for executives.

2)	Compensation Level

We determine the level of compensation for executives that is competitive and appropriate for the Company and its subsidiaries taking into consideration the economic and social context, industry trend, management environment of the MUFG Group, and status of financial results, as well as human resources markets in the country where the Executives, etc. are appointed and other important factors, and upon referencing the objective research data of third-party, specialist agencies.

Compensation levels by position (excluding Outside Directors and Directors who are Audit Members) have been set according to a compensation system in which compensation amounts for each type of compensation decrease in descending order of position, with the President & CEO being the highest-paid individual followed by the Chairman, the Deputy Chairman, Deputy President, Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles. Furthermore, “Director and Corporate Executive Allowances” and “Committee Member (Chairperson) Allowances” and similar allowances are added according to the roles and responsibilities of each executive.

3)	Composition, Structure and Contents of Compensation, etc.

-

In principle, compensation for the Company’s Executives, etc. is composed of three types: “annual base salary” (fixed), “performance-based stock compensation” (linked to stock price and medium- to long-term performance) and “cash bonuses” (linked to short-term performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of such executives.

-

In the stock compensation plan, the Company’s shares are issued to Executives, etc. by means of the trust structure. Stock compensation has been implemented in fiscal year 2016 as a common Group-wide new medium- to long-term incentive plan.

-

The proportion of the President & CEO’s compensation since fiscal year 2018 is balanced among these three types of compensation: “annual base salary : performance-based stock compensation : cash bonus = 1 : 1 : 1.” (In case the stock compensation and cash bonus are paid in base amount).

-

The proportion of compensation by position has been set according to a compensation system in which the proportion of the performance-based compensation decreases in descending order of position, with the President &CEO being the individual with the highest proportion of performance-linked compensation (approx. 67%) followed by the Chairman (approx. 60%), the Deputy Chairman (approx. 60%), Deputy President (approx. 50%), Senior Managing Corporate Executive, Managing Corporate Executive and Executives without titles.

-

Outside Directors who takes on the role of overseeing and monitoring management and directors serving as audit members are not eligible to receive stock compensation or cash bonuses in consideration of the contents of their duties.

-

Regardless of the above, compensation for Executives, etc. who are hired locally outside Japan is individually designed in order to prevent excessive risk taking, taking into account compensation regulations, compensation practice, the local market rate and other related factors in the relevant overseas region, as well as the job contents and characteristics of the duties of such Executives, etc.

*1    To enhance profitability and capital efficiency, which is one of the MUFG Group’s most important management issues and to drive the improvement of its earning structure, an absolute evaluation is conducted on the achievement of the levels upheld in the Medium-term Business Plan with respect to the indices of consolidated ROE and consolidated expense reduction amount (excluding performance-linked expenses). (See illustration on the right)

*2

To further promote sustainability management and to objectively evaluate the wide range of MUFG’s initiatives on ESG, an absolute evaluation is conducted on the level of improvement of third-party evaluations by the five major ESG rating agencies.

*3

By conducting a relative comparison of the growth rate of “Consolidated net operating profits,” which is an indication of the profitability of mainstay operations, and “Profits attributable to owners of parent,” the ultimate result of management, with other major competitors (Mizuho Financial Group, Inc. and Sumitomo Mitsui Financial Group, Inc.), the contribution of management excluding external environmental factors such as market factors is evaluated as milestones for each fiscal year.

*4

To enhance profitability and capital efficiency of mainstay operations, which is one of the MUFG Group’s most important management issues and to drive the improvement of its earning structure, the “Year-on-year change rate” and the “Target achievement rate” of the above four indices (the ratio of the year-on-year change rate and the target achievement rate is 1:1) are evaluated as the business performance for the year.

Compensation, etc. for Company Executives

					(Millions of yen)
			Total amount of compensation, etc. by classification
Classification	Number of Recipients	Total compensation, etc.	Annual base salary	Cash bonus	Performance-based stock compensation		Retirement benefits, etc.
			Cash	Cash	Non-cash		Cash
			Non- performance- based	Performance- based	Non- Performance- based	Performance- based	Non- performance- based
Director (excluding outside directors)	4	138	135	—	1	1	—
Corporate Executive	20	1,394	766	315	212	100	—
Outside Director	10	183	183	—	—	—	—

(Notes)	1.	All figures have been rounded down to the nearest unit.
2.	The compensation, etc. paid to Corporate Executives who concurrently serve as Members of the Board of Directors is described in the column of Corporate Executive.
3.

On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during the fiscal year 2019. (Please refer to the chart on page 79 for details of the stock compensation plan.)

4.	In addition to the above, the Company’s parent company (including subsidiaries), etc., paid ¥49 million as compensation for Outside Directors.
5.	The targets and achievement ratio of each index of the performance-based stock compensation under the previous Medium-Term Business Plan (from fiscal year 2018 to fiscal year 2020) are as follows.

				Achievement ratio
				Fiscal year 2018		Fiscal year 2019		Fiscal year 2020
Time
span for				Per	Total	Per	Total	Per	Total
evaluation	Performance indices	Weight	Targets	index	evaluation	index	evaluation	index	evaluation
Single fiscal year	Consolidated net operating profits	25%	Determined based on comparisons with competitors	100%	120%	0%	0%	80%	115%
	Profits attributable to owners of parent	25%		140%		0%		150%
Medium-to long-term	Consolidated ROE (based on MUFG’s standard)	25%	Fiscal year 2020: 7%-8%	0% (Consolidated ROE: 5.63%)
	Consolidated expense ratio	25%	Fiscal year 2020: A level below the fiscal 2017 result (68%)	76% (Consolidated expense ratio: 68.7%)

6.

The evaluation indices of business performance for each previous fiscal year to determine the cash bonuses paid to the President during fiscal year 2018 to fiscal year 2020 are as follows. The evaluation method of the business performance of fiscal year 2020 is the same, in principle.

		Fiscal year 2018 bonuses		Fiscal year 2019 bonuses		Fiscal year 2020 bonuses
Performance-based indices	Weight	Achievement	Payment ratio	Achievement	Payment ratio	Achievement	Payment ratio
<Total evaluation>	100%	89.1%	87.5%	77.4%	50.0%	70.0%	50.0%
Quantitative evaluation (the combination of four indices, including consolidated ROE)	60%	98.5%	—	95.7%	—	83.3%	—
Qualitative evaluation	40%	75.0%	—	50.0%	—	50.0%	—

Reason for the Compensation Committee to Determine That the Contents of the Compensation of Individual Executive Officers, etc., are in Accordance with the Policy

The Company, upon determining the Policy at the Compensation Committee, has been conducting ongoing reviews of the executive compensation system from a multilateral perspective including the economic and social context, the business performance of the Company and the MUFG Group, and its consistency with the Policy which provides appropriate incentives but prevents excessive risk-taking. Accordingly, the Compensation Committee has determined that the contents of the compensation of individual Executive Officers, etc., which have been determined according to the executive compensation system are in accordance with the Policy.

(3)	Limited Liability Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into limited liability agreements, summarized as follows, with eleven non-executive directors – Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Haruka Matsuyama, Mr. Toby S. Myerson, Mr. Hirofumi Nomoto, Mr. Yasushi Shingai, Ms. Tarisa Watanagase, Mr. Akira Yamate, Mr. Junichi Okamoto, and Mr. Ritsuo Ogura.

(Summary of the Limited Liability Agreement)

With respect to the liability set forth in Articles 425, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors’ duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Articles 425, Paragraph 1 of the Companies Act.

(4)	Directors and Officers Liability Insurance

The Company has entered into a directors and officers liability insurance contract, as provided in Article 430-3, Paragraph 1 of the Companies Act, with the directors, etc., of the Company and MUFG Bank, Ltd. as the insured. Under the contract, the insured shall receive compensation for legal damages and litigation costs, which are to be borne by them. All insurance premiums of the policy are borne by the Company and MUFG Bank, Ltd.

3.	Matters Concerning Outside Directors

(1)	Concurrent Posts and Other Conditions of Outside Directors

Important concurrent posts of outside directors are as described in “2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives.” In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

(2)	Main Activities of the Outside Directors

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Mariko Fujii	1 year and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 12/12 Compensation Committee: 6/6	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a university professor and Ambassador Extraordinary and Plenipotentiary and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Keiko Honda	9 months	Board of Directors: 8/8	She is expected to play a role in making statements from a professional perspective based on her considerable experience as a consultant and representative of multinational organizations and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Kaoru Kato	1 year and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 9/9 Compensation Committee: 5/5 Audit Committee: 16/16	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of a leading telecommunications company in Japan and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Haruka Matsuyama	6 years and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 12/12 Compensation Committee: 6/6	She is expected to play a role in making statements from a professional perspective based on her considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Toby S. Myerson	3 years and 9 months	Board of Directors: 10/10	He is expected to play a role in making statements from a professional perspective based on his considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Hirofumi Nomoto	1 year and 9 months	Board of Directors: 10/10 Nominating and Governance Committee: 12/12 Compensation Committee: 6/6	He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of one of Japan’s largest companies and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Name	Term of Office	Attendance at Meetings of	Statements at Meetings of the Board of Directors, etc. and Other Activities
Yasushi Shingai	2 years and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	He has considerable experience as a global corporate manager and is expected to play a role in making statements from a professional perspective on not only corporate finance, but also M&A and post- M&A corporate management. He has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

Tarisa Watanagase	3 years and 9 months	Board of Directors: 10/10	She is expected to play a role in making statements from a professional perspective based on her considerable experience as governor of the Bank of Thailand and an economist and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc.

Akira Yamate	5 years and 9 months	Board of Directors: 10/10 Audit Committee: 16/16	He is expected to play a role in making statements from a professional perspective based on his considerable experience as a certified public accountant and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc.

(Note)	Regarding Ms. Keiko Honda, attendance is recorded at meetings of the board of directors held after she assumed the office of director.

4.	Matters Concerning Shares of the Company

(1)	Total Number of Shares, etc.

Total Number of Shares

Class	Total number of shares authorized to be issued
Common Stock	33,000,000,000
The Second Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The Third Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The Fourth Series of Class 5 Preferred Stock	400,000,000 (Note 1)
The First Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Second Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Third Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The Fourth Series of Class 6 Preferred Stock	200,000,000 (Note 2)
The First Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Second Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Third Series of Class 7 Preferred Stock	200,000,000 (Note 3)
The Fourth Series of Class 7 Preferred Stock	200,000,000 (Note 3)
Total	33,800,000,000

(Notes)	1.	The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.
2.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.
3.	The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

Shares Outstanding

Class	Number of shares issued as of March 31, 2021	Stock exchange listings and registered financial instruments firms associations	Details
Common Stock	13,581,995,120	Tokyo Stock Exchange (First section) Nagoya Stock Exchange (First section) New York Stock Exchange (Note 2)	Standard shares with full voting rights and no restrictions on the rights of the shareholder (Share trading unit: 100 shares)
Total	13,581,995,120	—	—

(Notes)	1.	The number of common stock includes 708,524,922 common stock owned by the Company.
2.	The Company has listed its American Depositary Receipts (ADRs) on the New York Stock Exchange.

(2)	Number of Shareholders as of March 31, 2021

Common Stock	929,965

(3)	Major Shareholders

Common Stock

Name	Number of Shares Held	Percent of Shares Held to Shares Issued (Excluding Treasury Stock)
The Master Trust Bank of Japan, Ltd. (Trust account)	1,065,551,700	8.27
Custody Bank of Japan, Ltd. (Trust account)	706,354,200	5.48
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	324,487,406	2.52
Custody Bank of Japan, Ltd. (Trust account 5)	206,901,600	1.60
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS (Standing proxy: MUFG Bank, Ltd.)	191,299,292	1.48
State Street Bank West Client – Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	187,167,291	1.45
Custody Bank of Japan, Ltd. (Trust account 6)	183,391,100	1.42
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust account, Meiji Yasuda Life Insurance Company)	175,000,000	1.35
Custody Bank of Japan, Ltd. (Trust account 7)	169,184,900	1.31
Custody Bank of Japan, Ltd. (Trust account 1)	164,611,100	1.27
Total	3,373,948,589	26.20

(Notes)	1. Figures for the percentage of shares held have been rounded down to the nearest second decimal place.
2. In addition to the above, there are 708,524,922 shares of common stock owned by the Company.

(4)	Shares delivered as Consideration for the Execution of Duties to Company Executives

Classification	Recipients	Number of shares delivered	Of which, shares converted into cash
Directors (excluding outside directors)	2	112,566	56,466
Executive Officers	1	63,576	31,876
Outside directors	—	—	—

(Notes)	1. A portion of the shares to be delivered has been converted into cash and payment is made in the amount equivalent to the conversion.
2. The number of shares, etc., delivered to Executive Officers who serve concurrently as Directors are stated in the column for Executive Officers.

5.	Matters concerning Wholly-owned Specified Subsidiaries

		(Millions of yen)

Name of Wholly-owned Specified Subsidiaries	Address of Wholly-owned Specified Subsidiaries	Total book value of the shares of Wholly-owned Specified Subsidiaries as of March 31, 2021
MUFG Bank, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan	6,667,653

(Note)	Total assets in the balance sheets of the Company as of March 31, 2021 amounted to ¥19,061,312 million.

6.	Other Matters

∎

Policy concerning exercise of powers granted to the Board of Directors by the provisions of the Articles of Incorporation pursuant to Articles 459, Paragraph 1 of the Companies Act, if there are any such provisions under the Articles of Incorporation

In order to secure the flexibility of capital policy, Articles 44 of the Company’s Articles of Incorporation, in accordance with Articles 459, Paragraph 1, Item 1 of the Companies Act, stipulates that repurchase of stock through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such repurchase of stock after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(Items omitted as not applicable)

“Business Transfers, etc.” “Other Significant Matters Concerning the Current State of the Group” “Company Executives Indemnity Agreement” “Opinions of Outside Executives” “Matters Concerning Stock Acquisition Rights, etc., of the Company” “Limited Liability Agreement of Independent Auditor” “Independent Auditor Indemnity Agreement” “Basic Policy Concerning Individuals Who Control Decisions on Financial and Business Policies” “Matters Concerning the Transactions with the Parent Company, etc.” “Matters Concerning Accounting Advisor”

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2021
Assets:
Cash and due from banks	102,980,711
Call loans and bills bought	730,506
Receivables under resale agreements	13,942,910
Receivables under securities borrowing transactions	3,394,376
Monetary claims bought	5,982,876
Trading assets	20,552,367
Money held in trust	1,283,179
Securities	77,122,074
Loans and bills discounted	107,183,069
Foreign exchanges	1,915,010
Other assets	12,406,158
Tangible fixed assets	1,296,402
Buildings	321,965
Land	664,065
Lease assets	14,823
Construction in progress	45,881
Other tangible fixed assets	249,667
Intangible fixed assets	1,436,098
Software	571,905
Goodwill	273,092
Lease assets	1
Other intangible fixed assets	591,097
Net defined benefit asset	1,210,577
Deferred tax assets	137,988
Customers’ liabilities for acceptances and guarantees	9,004,749
Allowance for credit losses	(1,105,541)

Total assets	359,473,515

Liabilities:
Deposits	211,521,257
Negotiable certificates of deposit	8,099,119
Call money and bills sold	2,330,808
Payables under repurchase agreements	24,483,519
Payables under securities lending transactions	836,351
Commercial papers	1,810,350
Trading liabilities	14,002,667
Borrowed money	31,110,465
Foreign exchanges	2,105,245
Short-term bonds payable	1,043,001
Bonds payable	12,908,505
Due to trust accounts	11,208,570
Other liabilities	9,754,731
Reserve for bonuses	118,358
Reserve for bonuses to directors	1,816
Reserve for stocks payment	10,915
Net defined benefit liability	88,914
Reserve for retirement benefits to directors	872
Reserve for loyalty award credits	18,312
Reserve for contingent losses	183,855
Reserves under special laws	4,642
Deferred tax liabilities	1,008,650
Deferred tax liabilities for land revaluation	101,577
Acceptances and guarantees	9,004,749

Total liabilities	341,757,258

Net assets:
Capital stock	2,141,513
Capital surplus	977,287
Retained earnings	11,200,087
Treasury stock	(502,794)
Total shareholders’ equity	13,816,094
Net unrealized gains (losses) on available-for-sale securities	2,583,417
Net deferred gains (losses) on hedging instruments	131,566
Land revaluation excess	149,183
Foreign currency translation adjustments	9,953
Remeasurements of defined benefit plans	163,189
Debt value adjustments of foreign subsidiaries and affiliates	(50,832)
Total accumulated other comprehensive income	2,986,478
Non-controlling interests	913,684

Total net assets	17,716,257

Total liabilities and net assets	359,473,515

Mitsubishi UFJ Financial Group, Inc.

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2021
Ordinary income	6,025,336
Interest income	2,678,691
Interest on loans and bills discounted	1,799,506
Interest and dividends on securities	469,693
Interest on call loans and bills bought	5,179
Interest on receivables under resale agreements	70,331
Interest on receivables under securities borrowing transactions	9,346
Interest on deposits	55,445
Other interest income	269,188
Trust fees	140,449
Fees and commissions	1,565,535
Trading income	350,065
Other operating income	653,934
Other ordinary income	636,661
Gains on loans written-off	67,224
Others	569,437

Ordinary expenses	4,971,726
Interest expenses	773,719
Interest on deposits	281,715
Interest on negotiable certificates of deposit	43,808
Interest on call money and bills sold	844
Interest on payables under repurchase agreements	75,314
Interest on payables under securities lending transactions	3,193
Interest on commercial papers	10,276
Interest on borrowed money	32,227
Interest on short-term bonds payable	100
Interest on bonds payable	265,274
Other interest expenses	60,964
Fees and commissions	230,822
Other operating expenses	386,361
General and administrative expenses	2,786,505
Other ordinary expenses	794,317
Provision for allowance for credit losses	377,159
Others	417,157

Ordinary profits	1,053,610

Extraordinary gains	77,412
Gains on disposition of fixed assets	31,387
Gains on change in equity	38,680
Gains on sales of shares of affiliates	7,344

Extraordinary losses	88,987
Losses on disposition of fixed assets	14,759
Losses on impairment of fixed assets	41,240
Provision for reserve for contingent liabilities from financial instruments transactions	372
Losses on change in equity	16,580
Losses on sales of shares of affiliates	16,033

Profits before income taxes	1,042,036

Income taxes-current	229,762
Income taxes-deferred	(44,694)

Total taxes	185,068

Profits	856,967

Profits attributable to non-controlling interests	79,949

Profits attributable to owners of parent	777,018

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheet

(In millions of yen)	As of March 31, 2021
Assets:
Current assets:
Cash and due from banks	230,941
Prepaid expenses	69
Accounts receivable	102,251
Others	824,970
Allowance for credit losses	(82)
Total current assets	1,158,151
Fixed assets:
Tangible fixed assets:
Buildings	67
Equipment and furniture	3,449
Lease assets	4,602
Total tangible fixed assets	8,119
Intangible fixed assets:
Trademarks	91
Software	17,341
Others	11,651
Total intangible fixed assets	29,084
Investments and other assets:
Equity securities of subsidiaries and affiliates	9,425,343
Long-term loans receivable from subsidiaries and affiliates	8,416,860
Deferred tax assets	24,616
Others	29
Allowance for credit losses	(893)
Total investments and other assets	17,865,957
Total fixed assets	17,903,161

Total assets	19,061,312

Liabilities:
Current liabilities:
Short-term borrowings	1,206,694
Lease liabilities	1,729
Accounts payable	39,264
Accrued expenses	27,797
Income taxes payable	290
Deposits received	1,707
Reserve for bonuses	830
Reserve for bonuses to directors	299
Others	805,380
Total current liabilities	2,083,993
Fixed liabilities:
Bonds payable	8,213,872
Long-term borrowings	203,500
Lease liabilities	3,259
Reserve for stocks payment	1,986
Other	21
Total fixed liabilities	8,422,639

Total liabilities	10,506,633

(In millions of yen)	As of March 31, 2021
Net assets:
Shareholders’ equity:
Capital stock	2,141,513
Capital surplus:
Capital reserve	2,141,524
Other capital surplus	1,056,389
Total capital surplus	3,197,913
Retained earnings:
Other retained earnings:
Other reserve	150,000
Earned surplus brought forward	3,651,871
Total retained earnings	3,801,871
Treasury stock	(501,582)
Total shareholders’ equity	8,639,715
Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(85,036)
Total valuation and translation adjustments	(85,036)

Total net assets	8,554,679

Total liabilities and net assets	19,061,312

(Translation)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statement of Income

(In millions of yen)	For the fiscal year ended March 31, 2021
Operating income:
Dividends	402,724
Management fees from subsidiaries and affiliates	35,095

Total operating income	437,819

Operating expenses:
General and administrative expenses	40,752

Total operating expenses	40,752

Operating profits	397,066

Non-operating income:
Interest on loans and deposits	174,816
Others	9,085

Total non-operating income	183,901

Non-operating expenses:
Interest on borrowings	7,636
Interest on bonds payable	173,558
Provision for allowance for credit losses	123
Bond issuance costs	4,489
Others	889

Total non-operating expenses	186,697

Ordinary profits	394,270

Extraordinary gains:
Gain on sales of fixed assets	0
Gains on liquidation of equity securities of subsidiaries	929
Gains on the sale of equity securities of affiliates	3,592

Total extraordinary gains	4,521

Extraordinary losses:
Losses on retirement of fixed assets	118
Losses on the sale of equity securities of affiliates	3,497
Losses on valuation of equity securities of subsidiaries	13,983

Total extraordinary losses	17,598

Profits before income taxes	381,193

Income taxes-current	3,597
Income taxes-deferred	401

Total taxes	3,998

Profits	377,195

INDEPENDENT AUDITOR’S REPORT

May 12, 2021

To the Board of Directors of

Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC Tokyo office

Designated Engagement Partner, Certified Public Accountant:

Hiroharu Nakamura

Designated Engagement Partner, Certified Public Accountant:

Hiroyuki Hamahara

Designated Engagement Partner, Certified Public Accountant:

Akihiko Uchida

Designated Engagement Partner, Certified Public Accountant:

Kentaro Mizushima

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of Mitsubishi UFJ Financial Group, Inc. (the “Company”), namely, the nonconsolidated balance sheet as of March 31, 2021, the nonconsolidated statement of income, and nonconsolidated statement of changes in net assets for the 16th fiscal year from April 1, 2020 to March 31, 2021, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the nonconsolidated financial statements of the current period. This matter was addressed in the context of our audit of the nonconsolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. In our audit of the nonconsolidated financial statements of the current period, we identified the matter below as a key audit matter.

Valuation of Subsidiary Shares

The Company, a banking holding company which manages a wide range of financial business, has stated equity securities of subsidiaries on the balance sheet at cost. Of these, the balances of equity securities of subsidiaries with no quoted market price available are ¥8,536.5 billion, accounting for a large percentage of the total assets (approximately 44%). The valuation criteria and balance of equity securities of subsidiaries are described in “1. Securities” in “Notes to Significant Accounting Policies” in “Notes to the Non-consolidated Financial Statements” and “1. Equity Securities of Subsidiaries and Affiliates” in “Other Notes” in the “Notes to the Non-consolidated Financial Statements.”

Key Audit Matter Description

The impairment of equity securities of subsidiaries with no quoted market price available is determined by comparing the cost with the substantial value. Unless the subsidiary that issued equity securities is classified as “bankrupt borrowers,” “virtually bankrupt borrowers,” or “likely to become bankrupt borrowers,” management will decide to reduce the amount to the substantial value if the substantial value of equity securities of subsidiaries is less than 50% of these costs.

With regard to the impairment of equity securities of subsidiaries, there is no situation where the risk of material misstatement is high in our audit for this fiscal year as a result of comparing the cost of each equity securities of subsidiaries with their substantial value calculated based on the net assets per share of each subsidiary. However, since the amounts of equity securities of subsidiaries with no quoted market price available are material on the balance sheet, we identified the appropriateness of the valuation of the equity securities of subsidiaries as a key audit matter.

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

•	We tested the effectiveness of controls, including the review and approval, over management’s calculation of substantial value in accordance with the internal policies.

•	We tested the effectiveness of controls over the completeness and accuracy of key underlying data used in performing the aforementioned controls.

•

We tested whether the substantial value of the equity securities of subsidiaries was appropriately calculated based on the net assets per share of each subsidiary by examining the financial information of each subsidiary. We evaluated the reasonableness of management’s judgments about whether to recognize impairment of equity securities of subsidiaries by comparing the cost with the substantial value of the equity securities of subsidiaries.

•

For the financial information of each subsidiary used as a basis of the calculation of net assets per share, we evaluated the reliability of the financial information by examining the audit procedures and audit results of principal subsidiaries performed by their auditors.

Other Information

The other information comprises business report and the supplemental schedule. Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s reporting process of the other information.

Our audit opinion on the nonconsolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.

In connection with our audit of the nonconsolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Nonconsolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the nonconsolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. “The accompanying supplemental schedules” referred to in this report are not included in the attached financial documents.

Audit Report

We, as the Company’s Audit Committee, have audited the performance of duties of the Company’s Directors and Corporate Executive Officers during the Company’s fiscal year from April 1, 2020 to March 31, 2021, and hereby report our audit method and results of the audit as follows:

1.	Audit Method Applied by the Audit Committee and Details Thereof

We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditors, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company’s group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company’s subsidiaries), requested explanations regarding such reports when necessary, and inspected the documents related to important decisions in order to examine the status of the Company’s business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the establishment of systems as provided in (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company’s subsidiaries and to share information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee oversaw and verified whether the Independent Auditors maintained their independence and conducted their audit in a reasonable manner. The Audit Committee also received from the Independent Auditors reports on the performance of their duties as well as material audit matters, and requested explanations regarding those reports when necessary. The Audit Committee received reports, and when necessary requested explanations and discussed regarding such reports, from the Independent Auditors that they have taken appropriate steps to establish and implement the “system for ensuring appropriate execution of its duties” (as enumerated in Article 131 of the Company Accounting Regulation Ordinance). Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet as of March 31, 2021 of the Company, and the related statements of income and changes in net assets) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet as of March 31, 2021 of the Company, and the related consolidated statements of income and changes in net assets) for the 16th fiscal year from April 1, 2020 to March 31, 2021.

2.	Results of Audit

(1)	Results of Audit of the Business Report and others

A.

In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

In our opinion, there are no fraudulent acts or material facts in the course of the Directors’ and Corporate Executive Officers’ performance of their duties that violated the applicable laws and regulations or the Articles of Incorporation of the Company.

C.

In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors’ and Corporate Executive Officers’ duties both regarding the internal control systems, including that over financial reporting.

(2)	Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditors, are appropriate.

May 17, 2021

Members of the Audit Committee of Mitsubishi UFJ Financial Group, Inc.

Akira Yamate

Kaoru Kato

Yasushi Shingai

Junichi Okamoto

Ritsuo Ogura

Note:	Akira Yamate, Kaoru Kato and Yasushi Shingai are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

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